MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026

ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2026
MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS & FINANCIAL CONDITION

This Management’s Discussion and Analysis of Operations and Financial Condition (“MD&A”), authorized for issuance by the Board of Directors of the Company on August 5, 2026, should be read in conjunction with Allied Gold Corporation’s (“Allied” or the “Company”) condensed consolidated interim financial statements for the three and six months ended June 30, 2026 (“Condensed Consolidated Interim Financial Statements”) and the most recently issued annual consolidated financial statements for the year ended December 31, 2025 (“Consolidated Financial Statements”). All figures are in United States Dollars (“US Dollars”) unless otherwise specified. The Condensed Consolidated Interim Financial Statements have been prepared in accordance with IAS 34 “Interim Financial Reporting”, as issued by the International Accounting Standards Board (“IASB”).

The Company has included certain non-GAAP financial performance measures, which the Company believes, that together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial performance measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar non-GAAP financial performance measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The non-GAAP financial performance measures included in this MD&A, include:

•Cash costs per gold ounce sold (“cash costs”), for which the most directly comparable IFRS measure is cost of sales;
•All-in sustaining costs (“AISC”) per gold ounce sold, for which the most directly comparable IFRS measure is cost of sales;
•Gross profit excluding Depreciation, Depletion and Amortization (“DDA”);
•Sustaining, and non-sustaining (expansionary and exploration) capital expenditures;
•Adjusted Net Earnings (Loss), for which the most directly comparable IFRS measure is Net Earnings (Loss); and
•Earnings before Interest, Taxes, DDA ("EBITDA") and Adjusted EBITDA, for which the most directly comparable IFRS measure is Net Earnings (Loss).

Reconciliations and descriptions associated with the above non-GAAP financial performance measures can be found in Section 11: Non-GAAP Financial Performance Measures in this MD&A. In addition, each non-GAAP financial performance measure in this MD&A has been annotated with a reference to endnote (1), which are provided on the final page of this MD&A.

Cautionary statements regarding forward-looking information, mineral reserves and mineral resources and statements on internal controls over financial reporting can be found in Section 12: Cautionary Statements and Internal Controls Over Financial Reporting in this MD&A.

Additional information relating to the Company, not incorporated as part of this MD&A, including the Annual Information Form of the Resulting Issuer (as defined herein), is available on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2026
1.    HIGHLIGHTS AND RELEVANT UPDATES

Allied Gold Corporation (“Allied”, “Allied Gold” or the “Company”) is a Canadian-based emerging senior gold producer with a portfolio of three operating gold mines, a significant gold development project, and exploration properties throughout Africa, located in Mali, Côte d’Ivoire, and Ethiopia. Allied plans to continue building on this base through expansion and optimization initiatives at its existing operating assets, the development of new mines, and the advancement of its exploration projects.

Allied is positioned for substantial growth, with a path to increase sustainable production to approximately 800,000 ounces by 2029. This robust growth trajectory, expected to drive a compounded and disproportionate increase in cash flows and profitability, is underpinned by the Company's exploration success and proven track record of reserve replacement and resource growth, notably at both Sadiola and the Côte d'Ivoire mines. Additionally, the Company benefits from low-risk, phased expansion projects that can be implemented quickly, such as the Kurmuk Project in Ethiopia currently under construction, and the Sadiola expansion project.

Allied is committed to developing high-quality mining assets and delivering shareholder value and returns. This is achieved by investing in high-potential generational assets and implementing operational improvements to enhance productivity, reduce costs, and increase cash flows. The aggregate ownership of management and Board members in the Company demonstrates strong alignment with shareholders and a firm commitment to value creation.

The Company is listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under the ticker symbol AAUC. In addition, its publicly traded convertible debentures are listed on the TSX, trading in U.S. dollars under the symbol AAUC.DB.U.

Operational, Earnings and Cash Flows Highlights:

For the three months ended June 30, 2026, unless otherwise noted

•Quarterly consolidated production of 97,429 gold ounces, in line with plan and representing a 7% increase over prior year comparative production, as follows:

	For three months ended June 30, 2026	For three months ended June 30, 2025
Sadiola	48,080	49,283
Bonikro	31,471	25,775
Agbaou	17,878	15,959
Consolidated	97,429	91,017
•Bonikro delivered the strongest contribution, Sadiola improved through the quarter, and Agbaou continued its planned transition to a higher proportion of fresh ore. These results reflect continued momentum heading into the second half of the year, which is planned with increased levels of production, mostly coming from operational improvements and mine sequencing at producing mines and the start-up of production at the Company's newest operation, the Kurmuk Mine.

•The strong cumulative production for the first half of 2026 positions the Company well to meet the production guidance for its producing mines of 385,000 to 425,000 gold ounces. As previously disclosed, production for the operating assets is expected to be slightly weighted toward the second half of the year, with sequential increases in production expected in the upcoming quarters at Sadiola, and CDI Complex production quarterly output driven by mine sequence. This is expected to be a normalized annual production level from the producing assets going forward, and the Kurmuk Mine will meaningfully contribute to further growth above this current level once in production.

•During the quarter, and since the beginning of the year, the Company has advanced initiatives that have improved and will continue to improve its production profile, expand mineral inventories, strengthen cash flow generation and advance its growth projects. The development of the Company’s Kurmuk Mine, with its start of operations expected in August and first gold following a few weeks thereafter, together with the ongoing optimization and growth initiatives at Sadiola, the previously announced extension of Bonikro’s mine life and continued growth in Mineral Reserves and Mineral Resources at the Côte d'Ivoire Complex, continue to support the scale, quality and longevity of the Company’s asset portfolio. The commencement of production at the Kurmuk Mine in the third quarter of this year, and its robust annual production profile thereafter at industry-
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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2026
leading costs, are expected to reposition and transform Allied’s already strong cash flow generation, leading to increased shareholder returns.

•Sales of 93,970 gold ounces, differing slightly from production due to the timing of shipments of production and sale of inventory.

•Total cost of sales(4), cash costs(1) and AISC(1) were $2,104, $1,923, and $2,192, respectively, per ounce sold on a consolidated basis for the second quarter were in line with plan. The estimated gold price impact on second quarter AISC(1) as a result of higher royalties due to average gold prices of approximately $4,380, versus gold price assumed in guidance of $4,250, amounts to approximately $20 per ounce.

•Operating highlights by mine for the quarter as follows:

For three months ended June 30, 2026	Production Gold Ounces	Sales Gold Ounces	Cost of Sales Per Gold Ounce Sold	Cash Cost(1) Per Gold Ounce Sold	AISC(1) Per Gold Ounce Sold
Sadiola Gold Mine	48,080	45,619	$2,689	$2,573	$2,766
Bonikro Gold Mine	31,471	30,120	$1,496	$1,172	$1,409
Agbaou Gold Mine	17,878	18,231	$1,643	$1,539	$2,047
Total	97,429	93,970	$2,104	$1,923	$2,192

•As at June 30, 2026, the Company had cash and cash equivalents of $192.2 million. The Company has immediately available credit of $50.0 million (inclusive of a $10.0 million accordion) under its revolving credit facility, which remains undrawn. The difference from the previous quarter-end cash balance is predominantly attributable to growth capital expenditures, particularly for the development of the Kurmuk Mine, as well as normal-course and expected tax payments and working capital movements during the period. Cash balances are expected to increase through the remainder of the year, supported by the start of operations at the Kurmuk Mine, which is expected in August. On a pro forma basis, liquidity will be further strengthened by the proceeds of the recently announced $295 million strategic investment by Zijin Gold, as described in Transaction with Zijin Gold, within the Financing and Corporate Development Highlights section of this MD&A.

•Net cash used in operating activities for the quarter was $67.4 million. Operating cash flows before income tax paid and movements in working capital were a strong inflow of $133.0 million. Current period cash was positively impacted by strong gold sales and high realized gold prices. Working capital movements reflect normal course fluctuations, primarily driven by the planned buildup of stockpiles, the timing of VAT receivable recoveries, the timing of accounts payable settlements, and the planned ongoing normalization of royalty payables.

•Net Earnings Attributable to the Shareholders to the Company (“Attributable Net Earnings”) for the three months ended June 30, 2026 was $37.2 million or $0.29 per share. Management believes that certain adjustments for items that may not be reflective of current and on-going operations are appropriate, and better reflect the underlying economic results. Adjustments include unrealized gains and losses on financial instruments and foreign exchange, along with share-based compensation largely impacted by share price movements and certain tax adjustments. After these adjustments, the Company reports Adjusted Net Earnings(1) of $55.4 million or $0.44 per share. Details of the adjustments can be found in the Summary of Financial Results discussion below.

•EBITDA(1) and Adjusted EBITDA(1) for the for the three months ended June 30, 2026 were $165.0 million and $166.9 million respectively. EBITDA(1) was impacted by unrealized mark-to-market on the Company's convertible debentures. The debentures will either be settled in cash at their face value at maturity, or converted at the pre-determined conversion ratio. The unrealized mark-to-market losses, which reflect fluctuations in the trading value of the publicly listed debentures, did not and will not result in cash outflows upon settlement above face value. Further, EBITDA(1) was impacted by remeasurements of contingent consideration. For consistency of showing underlying economic results, these losses are removed from the calculation of Adjusted EBITDA(1). The Company's strong Adjusted EBITDA(1) demonstrates its strong cash-flow generating ability and continued operational efficiency.

•At Kurmuk, the project continues to target the start of operations in August and first gold following a few weeks thereafter.
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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2026
The Project execution continued to progress well during the quarter. Key execution milestones continue to be met, and the project remains on budget and on schedule while advancing commissioning activities.
While the Company targets to maximize production for the partial year of production in 2026 and had previously guided a production level between 100,000 and 150,000 gold ounces for the year, it will provide an update on the production expectations for the second half of the year once operations commence in the third quarter. Following the commissioning and ramp-up of the Kurmuk Mine in the second half of 2026, the Company expects to produce between 240,000 and 270,000 gold ounces in 2027, which at the higher end, exceeds previous guidance, and approximately 300,000 gold ounces in 2028, all at industry-leading costs.

Along with the advancement of the project and as previously disclosed, the Company completed a review of the capacity of the processing plant in consideration of the ore inventory and the exploration progress at Dish Mountain, Ashashire, Tsenge, and other targets within the mine's prolific land package. Allied made a strategic decision to maximize the operational flexibility for Kurmuk since the start of operations, and is now targeting an average sustaining processing capacity of up to 6.4 Mt/y. This increased flexibility has been incorporated into the project execution plan, with subsequent optimizations to the leaching circuit expected to be deployed in the future years to increase fresh ore recoveries. The enhancements and optimizations are expected to make Kurmuk a stronger, de-risked operation upon commencement of production, providing upside and operational flexibility, aligning with the Company’s long-term strategy of maximizing value at each of the Company's assets.

•At Sadiola, the Company advanced processing improvements including instrumentation and automation upgrades aimed at improving recovery and reducing costs, together with the planned addition of a pre-leach thickener during 2026. The thickener is expected to enable the plant to process more than 90% of fresh ore, improve operating flexibility, and reduce reagent consumption in the first half of 2027.

•As previously disclosed, along with the advancement of the growth strategy for Sadiola, the Company is advancing its energy program for the asset and is undertaking a staged and scalable approach, initially having installed additional state-of-the-art diesel generators and control systems, followed by the implementation of a hybrid power solution, with the deployment of more efficient medium-speed thermal units, and a photovoltaic plant with battery energy storage systems (“BESS”) sufficient to meet the power requirements of the Phase 1 expansion at reduced costs. The systems will then be scaled up to satisfy the energy needs of the next phase expansion, providing Sadiola with a flexible power solution capable of meeting its ultimate power needs, while being self-reliant, efficient and cost-effective. Please refer to the Sadiola Energy Program section for further details.

•In relation to the exploration program at Côte d’Ivoire, second quarter activities reflect a continuation of the programs initiated in prior periods along with the initiation of work over new exploration targets, with the objective of translating drilling and technical work into tangible mine life extensions and improvements to mine plans. The results to date provide a solid foundation.

At Agbaou, infill drilling, both within and below a $2,300 resource pit shell completed in the first half of 2026, has demonstrated the continuity of the mineralized lenses which has allowed for the conversion of Inferred Mineral Resources to Indicated Mineral Resources as a necessary step to defining new reserves. Updated reserves support the case for extending mine life beyond what is currently defined, with ongoing work aimed at adding additional gold-bearing lenses within and proximal the currently defined resource pit. In parallel, testing of the higher grade portions of select gold-bearing lenses as underground opportunities are being evaluated. Early-stage evaluation and drilling are focused on defining the scale and down-plunge continuity of mineralization, with the objective of establishing a complementary production profile to the open pit. Consequently, the Company announced Mineral Reserves and Mineral Resources updates for Agbaou, demonstrating an increase of more than 60% over the year-end 2025 estimates, based on Proven and Probable Mineral Reserves. As a result, mine life for Agbaou based on Proven and Probable Mineral Reserves only has been extended to 2030, which, together with the previously disclosed update on the extension of the Bonikro mine life and the ongoing exploration efforts in the CDI Complex, supports the Company’s strategic objective of at least 200,000 gold ounces per year for over 10 years, thereby also increasing the minimum level of cumulative production from 180,000 gold ounces per year to 200,000 gold ounces per year.

At Bonikro, exploration efforts remain active, with infill and scout drill programs being carried out and planned over the Bonikro West, Oumé and Hiré areas. These areas represent a strategic priority, with ongoing work aimed at both identifying additional targets and drill testing of targets to support growing a pipeline of future development opportunities to support long-term growth.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2026
•With respect to certain commentary including media and other reports referencing security matters in certain host nations in which Allied operates, the Company reiterates that any such security matters have been, and continue to be, effectively managed by the host nations and, with respect to such security matters more closely associated with the operations of the Company, by the Company, as demonstrated by the strong operational performance of the Company’s portfolio of assets which have been and continue to be operated without interruption to supply chains or otherwise. In all respects, business is being conducted in the host nations and in local communities within those host nations in the normal course, and Allied continues with its operational, development, exploration, and growth plans as reflected herein.

•The Company believes that there is significant value inherent in its assets and prospects and that underlying value is expected to increase throughout the year and thereafter as the Company continues to execute its operational and development objectives and pursue its growth. Management and the Board of Directors fully believe this value proposition and in that context, the Chairman and Vice Chairman of Allied, have advised the Company that as they believe the share price does not fully reflect the Company’s value proposition and prospects, they intend to acquire additional common shares of the Company through open-market purchases subject to prevailing market conditions and regulatory requirements thereby lending support to market stability.

Financing and Corporate Development Highlights:

Transaction with Zijin Gold

On July 29, 2026, the Company announced the termination of its arrangement agreement with Zijin Gold International Company Ltd. ("Zijin Gold"), as the parties determined that the conditions required to complete the transaction were unlikely to be satisfied by the agreed outside date.

Concurrently, the Company entered into a subscription agreement with Zijin Gold pursuant to which Zijin Gold agreed to invest approximately $295 million (C$417 million) through a non-brokered private placement of approximately 12.8 million common shares at a subscription price of C$32.55 per share. Upon closing, Zijin Gold is expected to own approximately 9.2% of the Company's issued and outstanding common shares and will hold rights to maintain its pro rata ownership interest until such time as it holds below 5%.

The private placement is subject to customary closing conditions, and is expected to close on or before August 10, 2026. The Company has received conditional approval of the Toronto Stock Exchange and approval from the New York Stock Exchange. The proceeds are intended to support the advancement of the Company's growth initiatives, including the completion and ramp-up of the Kurmuk project, the phased expansion of Sadiola, production growth initiatives at the CDI Complex, and ongoing exploration programs.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2026
Sustainability, Health and Safety Highlights:

Sustainability:

The Company's sustainability framework includes principles and expectations which are to be implemented to build a common understanding and approach to sustainability performance. The frameworks has the objective of enhancing the integration of sustainability within the Company’s strategy, operational processes, and culture.

During the second quarter of 2026, the Company continued to support the development of its sustainability culture with the preparation of the sustainability report as well as the implementation of its 2026 annual plan, both at corporate and at its sites.

Health and Safety:

All rates are calculated on a 1,000,000 exposure-hour basis.

The Company’s Total Recordable Injury Rate (“TRIR”) for the three months ended June 30, 2026 was 1.46, compared to 1.21 for the year ended December 31, 2025.

The Company’s TRIR for the six months ended June 30, 2026 was 1.63, compared to a TRIR of 1.21 for the year ended December 31, 2025.

In terms of Lost Time Injuries (“LTI”), the Company reported two LTI for the three months ended June 30, 2026, which results in a Company Lost Time Injury rate (“LTIR”) for the three months ended June 30, 2026 of 0.29, compared to a LTIR of 0.29 for the 12 months ended December 31, 2025.

For the six months ended June 30, 2026, the Company reported five LTI, compared to three LTI in the comparative prior year period, which results in a LTIR of 0.37, compared to a LTIR of 0.29 for the 12 months ended December 31, 2025.

Environment and Social:

The Company did not report any significant Environmental Incidents for the three and six months ended June 30, 2026.

The Company did not report any significant Social Incidents for the three and six months ended June 30, 2026.

Summary of Operational Results

	For three months ended June 30,		For six months ended June 30,
	2026	2025	2026	2025
Gold ounces
Production	97,429	91,017	193,445	175,057
Sales(8)	93,970	81,103	193,848	212,623
Per Gold Ounce Sold
Total Cost of Sales(4)	$2,104	$2,294	$2,171	$2,019
Cash Costs(1)	$1,923	$2,034	$1,988	$1,800
AISC(1)	$2,192	$2,343	$2,229	$2,014

Average revenue per ounce for at-market sales*	$4,382	$3,246	4,568	3,000
Average market price per ounce	$4,506	$3,280	$4,693	$3,067
*Average revenue per ounce sold differs from average revenue per ounce for at-market sales predominantly due to hedge settlements and sales made under streams. For the second quarter of 2026 and on a year-to-date basis, the impact of hedge settlements was $(411)/ounce and $(532)/ounce, respectively (second quarter of 2025 and second quarter year-to-date 2025 - $(73)/ounce and $(38)/ounce, respectively) and the impact of stream, in-kind dividends and IFRS 15 adjustments was $(81)/per ounce and $(123)/ounce, respectively (second quarter of 2025 and second quarter year-to-date 2025 - $(75)/ounce and $(41)/ounce, respectively).

Gold production of 97,429 ounces during the three months ended June 30, 2026, compared to 91,017 ounces during the comparative prior period. The increase was predominantly driven by production growth at Bonikro and Agbaou during 2026, resulting from the benefits of stripping work executed in prior quarters, as anticipated.
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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2026

Total cost of sales(4) of $2,104 for the three months ended June 30, 2026 compared to $2,294 during the comparative prior period. Cash costs(1) on a per gold ounce sold basis of $1,923 for the three months ended June 30, 2026, compared to $2,034 during the comparative prior period. AISC(1) for the current quarter of $2,192 compared to the comparative period AISC(1) of $2,343 per gold ounce. Costs per ounce sold on a consolidated basis for the second quarter were in line with plan. The estimated gold price impact on second quarter AISC(1) as a result of higher royalties due to average gold prices of approximately $4,380, versus gold price assumed in guidance of $4,250, amounts to approximately $20 per ounce.

Gold sales(8) of 93,970 ounces for three months ended June 30, 2026 compared to 81,103 ounces sold in the comparative period quarter, commensurate with the increase in production and timing of sales in the comparative quarter.

Gold production was 193,445 ounces during the six months ended June 30, 2026, compared to 175,057 ounces in the comparative period. The increase was predominantly driven by production growth at Bonikro and Agbaou during 2026, resulting from the benefits of stripping work executed in prior quarters, as anticipated.

Total cost of sales(4) of $2,171 for the year, compared to $2,019 in the comparative prior year. Cash costs(1) on a gold ounce sold basis were $1,988 for the six months ended June 30, 2026, compared to $1,800 in the comparative prior year. AISC(1) for the year was $2,229 compared to $2,014 per ounce sold on a consolidated basis for the second quarter were in line with plan. The estimated gold price impact on second quarter AISC(1) as a result of higher royalties due to average gold prices of approximately $4,380, versus gold price assumed in guidance of $4,250, amounts to approximately $20 per ounce.

Gold sales(8) of 193,848 ounces for year ended June 30, 2026 compared to 212,623 ounces sold in the comparative year. The variance in sales ounces is associated with the comparative prior year period, which was positively impacted by Korali-Sud gold production for the fourth quarter of 2024 being sold early in 2025, as previously disclosed.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2026
Summary of Financial Results:

(In thousands of US Dollars, except for shares and per share amounts) (Unaudited)	For three months ended June 30,		For six months ended June 30,
	2026	2025	2026	2025
Revenue	$366,298	$251,979	$760,408	$598,386
Cost of sales, excluding depreciation, depletion and amortization ("DDA")	(179,831)	(164,902)	(383,090)	(372,694)
Gross profit excluding DDA(1)	$186,467	$87,077	$377,318	$225,692
DDA	(17,839)	(21,186)	(37,762)	(40,143)
Gross profit	$168,628	$65,891	$339,556	$185,549
General and administrative expenses	$(16,491)	$(27,713)	$(85,649)	$(46,565)
Exploration and evaluation expenses	(4,229)	(3,810)	(7,847)	(7,337)
Gain (loss) on revaluation of financial instruments	5,494	(13,971)	(32,345)	(28,087)
Other losses	(6,198)	(18,621)	(8,725)	(17,493)
Net earnings before finance costs and income tax	$147,204	$1,776	$204,990	$86,067
Finance costs	(9,659)	(2,764)	(15,457)	(8,074)
Net earnings (loss) before income tax	137,545	(988)	189,533	77,993
Current income tax expense	$(55,257)	$(14,560)	$(120,092)	$(42,260)
Deferred income tax (expense) recovery	(32,413)	24	(64,030)	(11,320)
Net earnings (loss) for the period	$49,875	$(15,524)	$5,411	$24,413

Earnings (loss) attributable to:
Shareholders of the Company	$37,245	$(25,410)	$(21,081)	$(10,286)
Non-controlling interests	12,630	9,886	26,492	34,699
Net earnings (loss) for the period	$49,875	$(15,524)	$5,411	$24,413

Net earnings (loss) per share attributable to shareholders of the Company
Basic	$0.29	$(0.22)	$(0.17)	$(0.09)
Diluted	$0.27	$(0.22)	$(0.17)	$(0.09)

Attributable Net Earnings for the three months ended June 30, 2026 was $37.2 million, compared to an Attributable Net Loss of $25.4 million in the comparative prior year quarter. Management believes that certain adjustments for items that may not be reflective of current and on-going operations are appropriate, and better reflect the underlying economic results. Adjustments include unrealized gains and losses on financial instruments and foreign exchange, along with share-based compensation largely impacted by share price movements and certain tax adjustments. After these adjustments, the Company reports Adjusted Net Earnings(1) of $55.4 million for the current quarter, compared to Adjusted Net Earnings(1) of $16.2 million in the comparative prior year quarter.

EBITDA(1) and Adjusted EBITDA(1) for the three months ended June 30, 2026 were $165.0 million and $166.9 million respectively, compared to earnings of $23.0 million and $71.7 million for the prior year comparative period. EBITDA(1) was impacted by unrealized mark-to-market on the Company's convertible debentures. The debentures will either be settled in cash at their face value at maturity, or converted at the pre-determined conversion ratio. The unrealized mark-to-market losses, which reflect fluctuations in the trading value of the publicly listed debentures, did not and will not result in cash outflows upon settlement above face value. Further, EBITDA(1) was impacted by remeasurements of contingent consideration. For consistency of showing underlying economic results, these losses are removed from the calculation of Adjusted EBITDA(1). The Company's strong Adjusted EBITDA(1) demonstrates its strong cash-flow generating ability and continued operational efficiency.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2026
Attributable Net Loss for the six months ended June 30, 2026 was $21.1 million, compared to an Attributable Net Loss $10.3 million in the comparative prior year period. After the adjustments noted below, the Company reports an Adjusted Net Earnings(1) of $104.0 million for the current period, compared to Adjusted Net Earnings(1) of $61.3 million in the comparative prior year period.

EBITDA(1) and Adjusted EBITDA(1) for the for the six months ended June 30, 2026 were $242.8 million and $340.2 million respectively, compared to $126.2 million and $205.6 million in the comparative prior year period. EBITDA(1) was impacted by unrealized mark-to-market on the Company's convertible debentures. The debentures will either be settled in cash at their face value at maturity, or converted at the pre-determined conversion ratio. The unrealized mark-to-market losses, which reflect fluctuations in the trading value of the publicly listed debentures, did not and will not result in cash outflows upon settlement above face value. Further, EBITDA(1) was impacted by remeasurements of contingent consideration. For consistency of showing underlying economic results, these losses are removed from the calculation of Adjusted EBITDA(1). The Company's strong Adjusted EBITDA(1) demonstrates its strong cash-flow generating ability and continued operational efficiency.

Further details on Adjusted Net Earnings(1) can be found in the table that follows, while details on EBITDA(1) and Adjusted EBITDA(1) can be found in Section 11: Non-GAAP Financial Performance Measures.

(In thousands of US Dollars, except per share amounts)	For three months ended June 30,		For six months ended June 30,
	2026	2025	2026	2025
Net Earnings (Loss) attributable to Shareholders of the Company	$37,245	$(25,410)	$(21,081)	$(10,286)
Net Earnings (Loss) attributable to Shareholders of the Company per Share	$0.29	$(0.22)	$(0.17)	$(0.09)
Revaluation of financial instruments	(5,494)	13,971	32,345	28,087
Depreciation of Korali share-based payment for permit	—	876	—	4,756
Foreign exchange	6,261	292	9,688	3,335
Share-based compensation	1,130	17,170	56,330	21,277
Other	5,595	16,490	8,215	27,439
Tax adjustments	10,676	(7,168)	18,515	(13,314)
Total increase to Attributable Net Earnings(2)	$18,168	$41,631	$125,093	$71,580
Total increase to Attributable Net Earnings(2) per share	$0.14	$0.37	$0.99	$0.64
Adjusted Net Earnings(1)	$55,413	$16,221	$104,012	$61,294
Adjusted Net Earnings(1) per Share	$0.44	$0.14	$0.83	$0.55

The current period was impacted by revaluations of financial instruments and the mark-to-market of the Company's publicly traded debt, foreign exchange, shared-based compensation, along with tax adjustments. Earnings for the prior year were impacted by similar matters.

The Company did not pay any dividends or have distributions to shareholders during the three or six months ended June 30, 2026 or 2025.

(In thousands of US Dollars)	For three months ended June 30,		For six months ended June 30,
	2026	2025	2026	2025
Operating cash flows before income tax paid and working capital(6)	$132,958	$115,975	$295,672	$216,763
Income tax paid	$(129,692)	$(14,158)	$(140,160)	$(22,062)
Settlement of Claim Matters	$—	$(42,198)	$—	$(42,198)
Operating cash flows before movements in working capital(6)	$3,266	$59,619	$155,512	$152,503
Working capital movement(6)	(70,630)	(37,376)	(165,581)	(8,751)
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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2026

Net cash (used in) generated from Operating activities	$(67,364)	$22,243	$(10,069)	$143,752
Net cash used in Investing activities	(158,903)	(97,357)	(268,233)	(201,227)
Net cash (used in) generated from Financing activities	(888)	62,405	(1,144)	55,347
Net decrease in cash and cash equivalents	$(227,155)	$(12,709)	$(279,446)	$(2,128)

Net cash used in operating activities for the three months ended June 30, 2026 was $67.4 million. This compares to an inflow of $22.0 million in the prior year comparative quarter. Current period cash was positively impacted by strong gold sales and high realized gold prices. Working capital movements reflect normal course fluctuations, primarily driven by the planned buildup of stockpiles, the timing of VAT receivable recoveries, the timing of accounts payable settlements, and the planned ongoing normalization of royalty payables.

Operating cash flows before income tax paid and movements in working capital for the three months ended June 30, 2026 increased significantly, at an inflow of $133.0 million compared with the prior year comparative quarter inflow of $116.0 million. This was due to higher realized gold prices and quantities.

Net cash used in operating activities for the six months ended June 30, 2026 of $10.1 million compared to an inflow of $143.1 million in the prior year comparative period. Current period cash from operating activities was positively impacted by higher realized gold prices and quantities. Prior year cash flows were positively impacted by the sale of Korali inventory in the first quarter of 2025 from 2024 which significantly increased sales quantities, while positively impacting working capital due to the sale. Working capital impact for the year is related to increases in VAT receivable balances, along with normal course movements in inventory (including stockpiles) and timing of accounts payable.

Operating cash flows before income tax paid, government settlements and movements in working capital for the six months ended June 30, 2026 increased significantly, at $295.7 million, compared to $216.8 million in the prior year comparative period. Current year cash flows benefit from significantly higher realized gold prices. Prior year cash flows were positively impacted by the sale of Korali inventory in the first quarter of 2025 from 2024 which significantly increased sales quantities, while positively impacting working capital due to the sale.

As at June 30, 2026, the Company had cash and cash equivalents of $192.2 million, compared with $479.8 million as at December 31, 2025.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2026

Summary of Capital Expenditures

For three months ended June 30,	2026	2025	2026	2025	2026	2025	2026	2025
(In thousands of US Dollars)	Sustaining(1)		Expansionary(1)		Exploration(1)		Total
Sadiola	$3,841	$978	$11,065	$20,194	$—	$40	$14,906	$21,212
Bonikro	1,377	12,877	19,413	—	1,258	2,291	22,048	15,168
Agbaou	6,400	13,721	—	—	1,723	1,677	8,123	15,398
Kurmuk and Ethiopia	—	—	85,398	71,285	2,290	—	87,688	71,285
Corporate and Other	1	—	13,234	10,236	—	—	13,235	10,236
Total	$11,619	$27,576	$129,110	$101,715	$5,271	$4,008	$146,000	$133,299

For six months ended June 30,	2026	2025	2026	2025	2026	2025	2026	2025
(In thousands of US Dollars)	Sustaining(1)		Expansionary(1)		Exploration(1)		Total
Sadiola	$4,555	$2,087	$18,960	$23,245	$185	$153	$23,700	$25,485
Bonikro	2,279	27,805	19,413	48	3,711	4,266	25,403	32,119
Agbaou	14,845	24,552	—	31	3,103	1,677	17,948	26,260
Kurmuk and Ethiopia	—	—	167,673	127,446	3,458	—	171,131	127,446
Capitalized borrowings and Other	1	74	26,294	18,402	—	—	26,295	18,476
Total	$21,680	$54,518	$232,340	$169,172	$10,457	$6,096	$264,477	$229,786
All expenditures associated with Ethiopia and Kurmuk for the period are classified as Expansionary in nature, including project costs and office costs but excluding capitalized borrowing costs under IFRS and VAT recoverable. Exploration activities in the current year have been disclosed separately. All IFRS capitalized borrowing costs are disclosed under Capitalized borrowings and Other.

2.    CORE BUSINESS, STRATEGY AND OUTLOOK

Allied Gold is a Canadian-based emerging senior gold producer with a portfolio of three operating gold mines, a significant gold development project, and exploration properties throughout Africa, located in Mali, Côte d’Ivoire, and Ethiopia. Allied plans to continue building on this base through expansion and optimization initiatives at its existing operating assets, the development of new mines, and the advancement of its exploration projects.

Allied’s principal mining properties comprise the Sadiola gold mine in the Kayes Region of West Mali (80% ownership), which includes the Korali-Sud open pit gold mine (65% ownership), the Bonikro (89.89% ownership) and Agbaou (85% ownership) gold mines in Côte d’Ivoire, and the Kurmuk gold development project in Ethiopia (100% ownership(7)).

Allied is positioned for substantial growth, with a path to increase sustainable production to approximately 800,000 ounces by 2029. This robust growth trajectory, expected to drive a compounded and disproportionate increase in cash flows and profitability, is underpinned by the Company's exploration success and proven track record of reserve replacement and resource growth, notably at both Sadiola and the Côte d'Ivoire mines. Additionally, the Company benefits from low-risk, phased expansion projects that can be implemented quickly, such as the Kurmuk Project in Ethiopia currently under construction, and the Sadiola expansion project.

The Company is listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under the ticker symbol AAUC. In addition, its publicly traded convertible debentures are listed on the TSX, trading in U.S. dollars under the symbol AAUC.DB.U.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2026
3.    REVIEW OF FINANCIAL RESULTS

For the three months ended June 30, 2026

Revenue

Revenue of $366.3 million for the three months ended June 30, 2026, compared to $252.0 million in the comparative prior year period. The significant change in revenue was driven by an increase in average revenue per ounce of 26% as a result of higher gold prices versus the comparative period, and an increase in sales quantities of 12,867 ounces, or 16%.

The average realized gold price during the period, net of the impact of sales under the streaming arrangements and the settlement of gold collars, was $792/ounce higher, at $3,890/ounce compared to $3,098/ounce in the comparative prior period quarter.

Cost of sales, excluding DDA

Cost of sales, excluding DDA, of $179.8 million for the three months ended June 30, 2026, compared to $164.9 million in 2025. The increase in Cost of Sales, excluding DDA was predominantly impacted by an increase in sales quantities of 12,867 ounces, or 16%, along with the anticipated and guided costs of production for the current year in relation to those from the prior year. Further, and importantly, current period costs were impacted by the increase in royalties associated with significantly higher gold prices.

DDA

Total DDA(4) of $17.8 million for the three months ended June 30, 2026, was lower than the $21.2 million in the comparative prior year quarter. The decrease is mostly attributable to the definitive protocol agreement signed with the Government of Mali during the third quarter of 2024, where the Company’s Korali-Sud mine and related assets were transferred to a new entity, Korali S.A., incorporated on January 8, 2025, and 35% of the ownership interests in the new entity were issued to the Government of Mali. The issuance of subsidiary shares is considered a share-based payment in exchange for the issuance of a definitive exploitation permit for large-scale mining and processing of ore mined at Korali at the Sadiola Plant, which is valued with reference to the fair value of the subsidiary shares granted. $7.3 million of the cost capitalized to the Korali mine was depreciated during the quarter ended June 30, 2025. The Company’s assets subject to DDA include a substantial amount of mining interests and PP&E, that are based on purchase price accounting and fair values from the mine acquisitions. This was partially offset by increases related to deferred stripping capitalized during 2025 and their amortization starting in the first quarter of 2026, particularly at Bonikro and Agbaou.

The Company’s assets subject to DDA include a substantial amount of mining interests and PP&E, that are based on purchase price accounting and fair values from the mine acquisitions.

General and administrative expenses

Administrative expenses include costs related to the overall management of the business that are not part of direct mine operating costs.

For the three months ended June 30, 2026, administrative expenses excluding share-based expenses were $15.4 million, compared to $10.5 million in the comparative prior year quarter.

Share-based expense is impacted by volatility and share price performance, resulting in a mark-to-market and amortization of outstanding units, although these expenses are not cash in the period, and are paid or issued based on future vesting and performance. As the Company’s stock is higher in relation to the comparative period, along with the normal course issuance of units during the year, stock-based compensation increased accordingly.

As costs further decrease, and production increases, the per ounce cost of general and administrative expenses will decrease more than commensurately. The Company is establishing an administrative construct that supports growth from 375,000 ounces, to the significantly higher near-term production plan. Ultimately this will support a production platform of over one million ounces, targeting five to seven mines, without the requirement for additional significant overhead support, and costs decreasing meaningfully on a per ounce basis. Further, certain expenditures were incurred in different comparative prior year periods, resulting in expenditure volatility between quarters.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2026
Exploration expenses

Exploration expenses relate to exploration campaigns carried out at each site, described in detail within this MD&A.

Gain (Loss) on revaluation of financial instruments

The result for the three months ended June 30, 2026 relates to the following items, with the most significant components of the current period result being related to the convertible debt valuation, revaluation of gold call options and deferred consideration.

•The revaluation of the convertible debenture and its associated unrealized mark-to-market impact, resulting in a gain due to a decrease in the observable market price of the debenture. The debentures will be either settled in cash at their face value or converted based on the predetermined conversion ratio. The unrealized mark-to-market losses, which reflect fluctuations in the trading value of the publicly listed debentures, did not and will not result in cash outflows upon settlement above face value.
•Revaluation of the gold call options.
•The revaluation of the contingent consideration to Agbaou, predominantly associated with higher consensus market prices.
•Then, to a smaller extent and not individually significant:
◦A portion of sales from the Bonikro Mine are subject to an offtake sales agreement. Pricing for this gold is based on a Quotational Period of six days and a loss is recorded in earnings as incurred, and
◦the revaluation of contingent consideration on the expected Net Smelter Return “NSR” royalty obligation that was part of the acquisition of the Agbaou Mine. The contingent consideration is revalued on each balance sheet date to include the latest life of mine production estimates and expected future gold prices.

Other losses

Other loss for the three months ended June 30, 2026 was $6.2 million, compared to a loss of $18.6 million in the comparative prior year quarter.

Other losses for the current period are not significant and have no individually significant components. Other losses in the prior period, predominantly impacted by corporate development activities and transaction related costs, including those associated with efforts relating to, or that led to, establishing a comprehensive and complete self-reliant power solution at Sadiola, along with contingencies and other legal matters.

Finance costs

Finance costs of $9.7 million for the three months ended June 30, 2026 were comparable to the finance costs of $2.8 million in the prior year comparative quarter. The costs comprise three major categories, as follows:

•Interest on Borrowings. Interest expense was $2.3 million, compared to $2.3 million in the comparative prior year quarter. Interest is related to the convertible debentures issued on September 7, 2023. Details on the Company’s borrowings can be found in the Financial Condition and Liquidity section of this MD&A.
•During the period, the Company capitalized interest of $13.2 million, associated with the construction of the Kurmuk project compared to $8.3 million in the comparative prior period, due to additional expenditures incurred and their impact on the calculation.
•Other Non-Cash Finance Cost was $14.3 million compared to $8.4 million in the comparative prior quarter. These non-cash charges relate to accretion of asset retirement obligation liabilities, accretion of deferred consideration, and the calculated interest charge on the stream agreements (refer to the Condensed Consolidated Interim Financial Statements for further details).
•Current period costs included a loss of $6.3 million in foreign currency ($0.3 million loss in the prior year comparative period).

Income tax expense

Income tax expense was $87.7 million for the three months ended June 30, 2026 and reflects a current income tax expense of $55.3 million and a deferred income tax expense of $32.4 million. This compares to a total tax expense in the prior year comparative quarter of $14.5 million, with current income tax expense of $14.6 million and a deferred income tax recovery of $— million. The increase in income tax is related to the increase in revenue and unrealized foreign exchange.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2026
The effective tax rate is subject to a number of factors including the source of income between different countries, different tax rates in the various jurisdictions, the recognition of deferred tax assets when applicable, foreign currency exchange movements, changes in tax laws and the impact of specific transactions and assessments. The high effective tax rate is the result of the tax impact of costs incurred in non-taxable jurisdictions which include general and administrative expenses, borrowing costs, hedging mark-to-market and other non-operational expenses, while the underlying operations recorded income before tax. The effective tax rate on operations was approximately 39.9%, which is more in line with statutory rates.

The Company operates in the following tax jurisdictions: Côte d’Ivoire, where the statutory tax rate is 25%; Mali, where the statutory tax rate is 30%; Ethiopia where the statutory tax rate is 25%; and Canada, where the combined federal and provincial statutory tax rate is 26.5%. The Company does not anticipate the statutory tax rates to change in the jurisdictions it operates in for the foreseeable future; therefore, there should be no impact on the calculation of the current or deferred tax expense in the period.

New taxation developments - OECD Pillar Two Model Rules

In June 2024, the Government of Canada enacted the Global Minimum Tax Act (“GMTA”) that was developed within the framework of the Organization for Economic Co-operation and Development (OECD)’s Pillar Two Model rules. The GMTA includes the introduction of a 15% global minimum tax that applies to large multinational enterprise groups with global consolidated revenues over €750 million for two out of the past four years. However, this legislation does not currently apply to the Company as 2025 was the first year that revenue exceeded €750 million. The effective tax rates in the jurisdictions in which the Company operate are above 15% and the Company does not expect a potential exposure to the global minimum tax when the rules apply to us in the future.

For the six months ended June 30, 2026

Revenue

Total revenue was $760.4 million for the six months ended June 30, 2026, compared to $598.4 million in the prior year comparative period, resulting predominantly from 34% higher realized prices, partially offset by a 9% decline in the number of ounces sold(8), or 18,775 ounces. The variance in sales ounces is associated with the comparative prior year period, which was positively impacted by Korali-Sud gold production for the fourth quarter of 2024 being sold early in 2025, as previously disclosed.

The average realized gold price, net of the impact of sales under the streaming arrangements and the settlement of gold collars, for the six months ended June 30, 2026, was $992 per ounce higher at $3,913 per ounce versus $2,921 per ounce in the comparative prior period in 2025.

Cost of sales, excluding DDA

Cost of sales, excluding DDA, was $383.1 million for the six months ended June 30, 2026, compared to $372.7 million in the prior year comparative period. The increase was predominantly related to changes in the general cost structure of the business from the prior year and the aforementioned sales quantities. Further, and importantly, current period costs were impacted by the increase in royalties associated with significantly higher gold prices. The prior year comparative quarter was also further impacted by the aforementioned delay in sale of Korali-Sud gold sold during the first quarter of 2025, which impacted the comparative cost of sales.

DDA

Total DDA(4) was $37.8 million for the six months ended June 30, 2026 compared to $40.1 million in the 2025 comparative period. The decrease is attributable to the definitive protocol agreement signed with the Government of Mali during the third quarter of 2024, where the Company’s Korali-Sud mine and related assets were transferred to a new entity, Korali S.A., incorporated on January 8, 2025, and 35% of the ownership interests in the new entity were issued to the Government of Mali. The issuance of subsidiary shares is considered a share-based payment in exchange for the issuance of a definitive exploitation permit for large-scale mining and processing of ore mined at Korali at the Sadiola Plant, which is valued with reference to the fair value of the subsidiary shares granted. $7.3 million of the cost capitalized to the Korali mine was depreciated during the quarter ended June 30, 2025. The Company’s assets subject to DDA include a substantial amount of mining interests and PP&E, that are based on purchase price accounting and fair values from the mine acquisitions. This was partially offset by increases related to deferred stripping capitalized during 2025 and their amortization starting in the first quarter of 2026, particularly at Bonikro and Agbaou.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2026
General and administrative expenses

Administrative expenses include costs related to the overall management of the business that are not part of direct mine operating costs.

Excluding share-based compensation, the administrative expense for the six months ended June 30, 2026 was $29.3 million, compared to $25.3 million in the prior year comparative period.

Share-based expense is impacted by volatility and share price performance, resulting in a mark-to-market and amortization of outstanding units, although these expenses are not cash in the period, and are paid or issued based on future vesting and performance. As the Company’s stock is higher in relation to the comparative period, along with the normal course issuance of units during the year, stock-based compensation increased accordingly.

As costs further decrease, and production increases, the per ounce cost of general and administrative expenses will decrease more than commensurately. The Company is establishing an administrative construct that supports growth from 375,000 ounces, to the significantly higher near-term production plan. Ultimately this will support a production platform of over one million ounces, targeting five to seven mines, without the requirement for additional significant overhead support, and costs decreasing meaningfully on a per ounce basis. Further, certain expenditures were incurred in different comparative prior year periods, resulting in expenditure volatility between quarters.

Exploration expenses

Exploration expenses relate to exploration campaigns carried out at each site, described in detail within this MD&A.

Loss on revaluation of financial instruments

The result for the six months ended June 30, 2026, relates to the following items, with the most significant components of the current year result being related to the convertible debt valuation, revaluation of gold call options and deferred consideration.
•The revaluation of the convertible debenture and its associated unrealized mark-to-market impact loss, due to a modest increase in the observable market price of the debenture. The debentures will be either settled in cash at their face value or converted based on the predetermined conversion ratio. The unrealized mark-to-market losses, which reflect fluctuations in the trading value of the publicly listed debentures, did not and will not result in cash outflows upon settlement above face value.
•Revaluation of the gold call options.
•The revaluation of the contingent consideration to Agbaou, predominantly associated with higher consensus market prices.
•Then, to a smaller extent and not individually significant:
◦A portion of sales from the Bonikro Mine are subject to an offtake sales agreement. Pricing for this gold is based on a Quotational Period of six days and a loss is recorded in earnings as incurred, and
◦the revaluation of contingent consideration on the expected Net Smelter Return “NSR” royalty obligation that was part of the acquisition of the Agbaou Mine. The contingent consideration is revalued on each balance sheet date to include the latest life of mine production estimates and expected future gold prices.

Other losses

Other loss of $8.7 million was recorded for the six months ended June 30, 2026, compared to $17.5 million in the comparative prior year period.

Other losses for the current period are not significant and have no individually significant components. Other losses for the prior period were impacted by corporate development activities and transaction related costs, including those associated with efforts relating to, or that led to, establishing a comprehensive and complete self-reliant power solution at Sadiola, along with contingencies and other legal matters. Included in the prior period is a gain of $14.5 million, associated with the aforementioned 8,155 Korali ounces that were advanced to the Government of Mali as a prepayment of future dividends during the first quarter of 2025. Although these ounces were effectively transferred at prevailing market prices in exchange for a prepayment of 2025 dividends, under IFRS, the Government of Mali cannot be considered a customer as a shareholder to that entity due to the form of the transaction, and consequently the values associated with these ounces are not included in Revenue, Cost of Sales or Depreciation but in this financial statement line item. This gain was offset by other losses in the current period, predominantly impacted by corporate development activities and transaction related costs, including those associated with efforts relating to, or that led to, establishing a comprehensive and complete self-reliant power solution at Sadiola, along with contingencies and other legal matters.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2026
Finance costs

Finance costs of $15.5 million for the six months ended June 30, 2026, compared to $8.1 million in the comparative prior year period. The costs comprise major categories, as follows:

•Interest on Borrowings. Interest expense was $4.7 million, compared to $4.7 million in the comparative prior year period, unchanged as no further debt taken on during the year and all related to the convertible debentures. Details on the Company’s borrowings can be found in the “Financial Condition and Liquidity” section of this MD&A.
•During the period, the Company capitalized interest of $26.3 million, associated with the construction of the Kurmuk project and the Sadiola phased expansion.
•Other Non-Cash Finance Costs of $27.4 million compared to $15.3 million in the comparative prior year period. These non-cash charges relate to accretion of asset retirement obligation liabilities, accretion of deferred consideration, and the calculated interest charge on the stream agreements (refer to the Condensed Consolidated Interim Financial Statements for further details).
•For the six months ended June 30, 2026, foreign exchange loss was $9.7 million compared to $3.3 million in the comparative prior year period.

Income tax expense

Income tax expense was $184.1 million for the six months ended June 30, 2026 and reflects a current income tax expense of $120.1 million and a deferred income tax expense of $64.0 million. This compares to a total tax expense in 2025 of $53.6 million, with current income tax expense of $42.3 million and a deferred income tax expense of $11.3 million. The increase in income tax is the result of the tax impact of the Mali matters and the non-recognition of deferred tax assets.

The effective tax rate is subject to a number of factors including the source of income between different countries, different tax rates in the various jurisdictions, the recognition of tax assets when applicable, foreign currency exchange movements, changes in tax laws and the impact of specific transactions and assessments. The effective tax rate relating to operations in the current year was 41.2%, which is more in line with statutory tax rates.
The Company operates in the following tax jurisdictions: Côte d’Ivoire, where the statutory tax rate is 25%; Mali, where the statutory tax rate is 30%; Ethiopia, where the statutory tax rate for mining companies is 25% and Canada, where the combined federal and provincial statutory tax rate is 26.5%. The Company does not anticipate the statutory tax rates to change in the jurisdictions it operates in for the foreseeable future; therefore, there should be no impact on the calculation of the current or deferred tax expense in the period.

New taxation developments - OECD Pillar Two Model Rules

In June 2024, the Government of Canada enacted the Global Minimum Tax Act (“GMTA”) that was developed within the framework of the Organization for Economic Co-operation and Development (OECD)’s Pillar Two Model rules. The GMTA includes the introduction of a 15% global minimum tax that applies to large multinational enterprise groups with global consolidated revenues over €750 million for two out of the past four years. However, this legislation does not currently apply to the Company as 2025 was the first year that revenue exceeded €750 million. The effective tax rates in the jurisdictions in which the Company operate are above 15% and the Company does not expect a potential exposure to the global minimum tax when the rules apply to us in the future.

QUARTERLY FINANCIAL INFORMATION

(In thousands of US Dollars)	Q2 2026	Q1 2026	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024
Revenue	$366,298	$394,110	$427,820	$305,618	$251,979	$346,407	$170,846	$188,855
Earnings (loss) attributable to shareholders	37,245	(58,326)	(23,644)	(17,917)	(25,410)	15,124	(10,280)	(107,965)
Earnings (loss) per share attributable to shareholders of the Company
Basic	0.29	(0.47)	(0.19)	(0.15)	(0.22)	0.14	(0.10)	(1.28)
Diluted	0.27	(0.47)	(0.19)	(0.15)	(0.22)	0.13	(0.10)	(1.28)
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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2026
4.    REVIEW OF OPERATIONS AND MINE PERFORMANCE

Sadiola (80% interest), Mali

Sadiola comprises the Sadiola (80% interest) open pit gold mine, located in the Kayes region of Mali, as well as the Korali-Sud open pit gold mine (65% interest), 15 kilometres south of the processing plant at Sadiola. The remaining ownership in Sadiola is retained by the Government of Mali.

Sadiola Key Performance Information (100% Basis)	For three months ended June 30,		For six months ended June 30,
	2026	2025	2026	2025
Operating
Ore mined (M tonnes)	1.74	1.55	3.68	3.53
Waste mined (M tonnes)	8.09	6.10	15.37	12.16
Ore processed (M tonnes)	1.31	1.29	2.60	2.46
Gold
Production (Ounces)	48,080	49,283	92,184	94,515
Sales(8) (Ounces)	45,619	43,648	91,614	135,681
Feed grade (g/t)	1.37	1.31	1.37	1.33
Recovery rate (%)	80.6%	89.1%	81.0%	89.2%
Total cost of sales per ounce sold(4)	$2,689	$2,493	$2,668	$2,130
Cash costs per ounce sold(1)	$2,573	$2,351	$2,555	$1,947
AISC per ounce sold(1)	$2,766	$2,471	$2,704	$2,015
Financial (In thousands of US Dollars)
Revenue	$183,024	$138,985	$372,724	$373,430
Cost of sales (excluding DDA)	(117,671)	(103,175)	(234,625)	(255,591)
Gross profit excluding DDA(1)	$65,353	$35,810	$138,099	$117,839
DDA	(4,981)	(5,635)	(9,778)	(16,010)
Gross Profit	$60,372	$30,175	$128,321	$101,829
Capital Expenditures (In thousands of US Dollars)
Sustaining(1)	$3,841	$978	$4,555	$2,087
Expansionary(1)	11,065	20,194	18,960	23,245
Exploration(1)	—	40	185	153

For the three months ended June 30, 2026, Sadiola produced 48,080 ounces of gold, compared to the 49,283 ounces produced in the comparative prior year quarter and aligned with the production plan. At Sadiola, as anticipated, the improvement in production during the quarter was driven by higher throughput as the Stage 1 crushing circuit completed its ramp-up and is providing a consistent supply of ore to the mill while the planned process control upgrades, recovery improvement work and flow sheet optimization continue to advance.

Sadiola is in a strong position to meet its production guidance for the year, with further increases expected in the coming quarters, as previously disclosed.

The Company continues to advance engineering and early works for the previously disclosed organic throughput expansion opportunities while maintaining flexibility on future development alternatives. Work is progressing on the proposed 7 Mt/y, as well as on the studies to increase recovery and the construction of a new tailings storage facility, while preserving the longer-term option to process more than 9 Mt/y.

Total cost of sales(4) and AISC(1) for the quarter of $2,689 and $2,766, respectively, per ounce sold on a consolidated basis for the second quarter were in line with plan. The estimated gold price impact on second quarter AISC(1) as a result of higher royalties due to average
| 19

ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2026
gold prices of approximately $4,380, versus gold price assumed in guidance of $4,250, amounts to approximately $20 per ounce. For the quarter, with quarterly production tracking in line with guidance and near-term increases in throughput and feed grade planned for the next quarters, costs for the balance of the year are expected to decline, consistent with the anticipated transition from mining and feeding predominantly oxide ores to a blend dominated by higher-grade fresh mineralization. As part of the quarterly production plan, various blending strategies were progressively deployed to support the implementation of new operational practices, automation improvements, and enhanced process controls aimed at consolidating CIL circuit performance with increased fresh ore feed. As noted above, with the progressive implementation of these initiatives and other operational improvements paired with increased feed grades and throughput, a corresponding reduction of unit costs is expected over subsequent quarters.

Gold sales for the current quarter differed slightly from production due to the timing of shipments.

For the six months ended June 30, 2026, Sadiola produced 92,184 ounces, compared to the 94,515 ounces in the comparative prior year.

Gold sales for the six months ended June 30, 2026 were slightly lower than production, resulting from timing of shipments and sales. As of December 31, 2024, gold produced from Korali-Sud oxide ore was in inventory at Sadiola and sold early in 2025 and as such, sales for the comparative period are significantly higher than in the current period.

Sadiola Expansion Project

Over the last several years, the Company has been advancing a strategy of optimization and expansion at the Sadiola Gold Mine. Initial efforts focused on stabilizing the operation, primarily related to the existing processing capacity of mostly oxide ores, followed by a phased expansion to allow the processing of fresh ore and increased throughput. The objective is to increase production and cash flows in both the short and long term.

Allied concluded in the fourth quarter of 2025 that the best execution strategy for expansion at Sadiola is to progressively optimize, develop, and expand the current processing plant and ancillary infrastructure, rather than to build a new processing plant to treat fresh ore. This organic growth strategy allows for more efficient deployment of capital and management of execution risks, and it enables the same ultimate throughput of over 9 Mt/y of ore processed as defined in the previous studies, but with interim, organic steps at 7 Mt/y and 8 Mt/y. This strategy also enables the recovery improvement project and the energy program to be implemented progressively as throughput capacity expands, thereby improving capital efficiency and returns.

Consequently, as part of this strategy, at the end of 2025, the Company announced that it began processing ore through the new fresh-ore comminution circuit installed as part of the Phase 1 expansion, marking a significant milestone in the transformational growth strategy for this long-life asset. The Phase 1 expansion is the first step in the Company’s strategy to increase production, reduce costs, and materially increase cash flows through a progressive expansion approach. The Phase 1 mill and crushing circuit was brought into full production in the second quarter of 2026. Further optimizations to the processing circuit, including instrumentation and automation upgrades, are advancing this year. Together, these initiatives are expected to improve operating performance, enhance overall processing rates, and reduce operating costs.

Further, the Company advanced studies to define the best strategy for the next phase of the mine's expansion. The initial conclusion of these studies was to add a pre-leach thickener. Given that a pre-leach thickener is required regardless of the selected expansion scenario, the Company decided to begin engineering and design work in late 2025 in order to improve the operational flexibility and the capacity to treat fresh ore. Project execution activities commenced during the first quarter and continued in accordance with the execution schedule during the second quarter, including the commencement of site construction activities.

Processing improvements in the quarter include instrumentation and automation upgrades aimed at improving recovery and reducing costs, together with the planned addition of a pre-leach thickener during 2026. The thickener is expected to enable the plant to process more than 90% of fresh ore, improve operating flexibility, and reduce reagent consumption in the first half of 2027. This work is intended to support a sustainable long-term operating platform for Sadiola at 200,000 to 230,000 gold ounces per year before further expansion.

The Company continues to advance engineering for the 7 Mt/y expansion in anticipation of the start of construction in late 2026, as well as the engineering and design for the subsequent expansion steps. In parallel, Allied continues to advance studies to increase recoveries for fresh ore, including test work and engineering for the flotation and Albion and other processes, as well as undertaking design and execution engineering for the new tailings dam construction and solar farm earthworks.

The total capital expenditures for the 7 Mt/y phase of the processing plant are estimated at approximately $200 million, including engineering and construction of a permanent two-stage crushing plant and a grinding mill in the second line of the Sadiola plant, which
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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2026
are planned to be developed between late 2026 and late 2028 and the first quarter of 2029. The subsequent 8 Mt/y and 9 Mt/y expansion phases comprise the addition of a permanent tertiary crushing circuit and wet plant upgrades, respectively. Further, the Company continues to evaluate processing optimizations which would increase recoveries. These improvements are not included in the production plan at the present time, and once implemented are expected to increase production, cash flows and improve value.

At the 7 Mt/y throughput, the plant configuration will include the existing Stage 1 three-stage crushing circuit operating in parallel with a new two-stage crushing circuit. Downstream, the comminution circuit will comprise of two parallel milling circuits (Stage 1 and a new mill already owned by the Company), producing a final grind of P80 75 μm. The remainder of the flow sheet will include a pre-leach thickener, pre-oxidation, cyanidation, and carbon adsorption, utilizing the existing facilities and remaining consistent with the general processing path defined for Sadiola in the previous technical work.

Sadiola Energy Program

Along with the advancement of the growth strategy for Sadiola, the Company is advancing its energy program for the asset and is undertaking a staged and scalable approach, having initially installed additional diesel generators and control systems to support the start of operations of the first phase expansion, followed by the implementation of a hybrid power solution, with the deployment of medium-speed thermal units and a photovoltaic plant with battery energy storage systems (“BESS”) sufficient to meet the power requirements of the Phase 1 expansion at reduced costs and providing the base for a scalable system capable of satisfying the energy needs of the next phase expansion, thereby providing Sadiola with a flexible power solution capable of meeting its ultimate power needs and reducing its emissions, while being self-reliant, efficient and cost-effective.

The introduction of the initial photovoltaic plant and BESS is projected to reduce energy costs by up to 20 percent compared to current costs. The introduction of additional photovoltaic and BESS capacity, as well as medium-speed thermal generators, is projected to further reduce energy costs by up to 45 percent, representing a reduction in All-In Sustaining Costs ("AISC"), once the power program is fully implemented, estimated to range from an initial amount of $150 per ounce of gold to as much as $200 per ounce of gold with incremental interim reductions as each of the components of the power program are implemented. The projected operating costs are comparable to the average costs expected for grid-supplied power with diesel backup, adjusted for grid availability in Mali. Considering the schedule of implementation for the different stages of the plan noted above, which is driven by engineering and procurement timelines of the various components, cost improvements are expected to be modest in 2026 and then gradually increase with the deployment of solar and battery storage systems in 2027 and then increase meaningfully with the subsequent introduction of medium-speed thermal generation.

These investments will secure power for the ongoing needs and future growth at Sadiola, while progressively lowering costs, fuel consumption and carbon intensity of operations. In addition, the hybrid power generation solution will ensure a robust, independent and uninterrupted power supply for operations, while preserving the option to connect to Mali's public grid system in the future. These enhancements reinforce Allied's commitment to disciplined capital allocation, operational excellence, and ESG-driven value creation for shareholders and stakeholders. With improved and more efficient, cost-effective energy availability, Allied remains on track to deliver the Sadiola expansion on schedule and within budget, while advancing its broader growth pipeline across Africa.

Sadiola Exploration

Since acquiring the Sadiola Project in 2021, Allied has identified over 15 million tonnes of economic oxide mineralization within the near-mine footprint, significantly enhancing the oxide resource base critical for the existing and planned processing infrastructure. Allied’s currently oxide reserves comprise 27 million tonnes totalling 804,000 ounces of gold. Ongoing exploration activities at Sadiola Main, Tambali, Sekekoto West, FE3/4, FE2 Trend, Kenge and TK1 support Allied's strategy to leverage the existing resources, known mineralization trends and infrastructure to maximize production and cash flows in the short to medium term.

During the second quarter of 2026, exploratory and resource drilling programs were conducted on the Sadiola licence with a total of 74 holes drilled comprising 10,498 metres utilizing up to five exploration core and RC drill rigs. Resource and exploratory drilling programs continued and were expanded at Tambali North and along the Sadiola Main Deposit during the second quarter.

While no exploratory drilling was carried out over at the Sekekoto West Deposit in the quarter, grade control drilling resulted in expanding the deposit for another 300 metres north along strike. The IP survey is designed to trace the Sekekoto West host geology to the north and to the south is in progress with a secondary goal to provide enough data to create a 3D resistivity image of the on trend S12 deposit which will be used to assist resource modelling of this highly prospective karsted zone.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2026
At Tambali North, a program was designed to follow-up on historic oxide gold mineralization and test a model that suggests that the Tambali Deposit mineralization continued to the north into the Sadiola Main pit and that historic waste piles, lying above the north-northeast extension of the Tambali North mineralization, are locally gold-bearing. This program initially comprised six short drill lines spaced 200 metres apart. Results to date have been positive and the Company has advanced infill drilling at a 100 metre line spacing at Tambali North. As of the end of the second quarter of 2026, 68 holes, comprising 6,491 metres, had been completed with drilling continuing past the end of the quarter.

Drilling continued at Sadiola Main during the quarter with 6 drill holes, totalling 4,007 metres. These holes are designed to test the southern strike extensions of the deposit, to test below previous drilling to begin to support an expansion of the reserve pit at depth, to evaluate Sadiola's underground potential and to test for depth extensions to the north-northeast trending structures that cut across the Sadiola Main shear zone. Additional holes are being planned with a goal to demonstrate depth extensions to the northern end of the Sadiola Main Zone and the northeast-trending cross-structures while gathering additional geological data to better define bedding-parallel mineralization across the entire deposit area.

Induced polarization geophysical surveys continued over the S12 deposit area as part of a survey to test the Sekekoto West mineralized trend. S12 is a high-grade mineralized oxide zone that has been subject to karsting. One goal of the IP survey is to determine if resistivity data can be used to model the karsting and associated karst geological facies to enhance 3D modelling of this high-grade zone. IP surveys are predominantly used to outline potential zones of increased sulphides or quartz veins, both known to be related to gold mineralization.

For the remainder of 2026, Sadiola will see continued efforts with four to five drills dedicated to continue testing for, and extending, the gold mineralized structures at Sadiola Main, Tambali North, FE2 Trend, Sekekoto Trend, FE3/FE4, TK1, Mandakoto and Kenge. Exploration is focused on both oxide and shallow fresh mineralization. Oxide ore is favoured in the short term as it provides the plant with relatively inexpensive, high-quality ounces. The horizontal and down-dip/down-plunge limits of these systems are still open and as such, expectations of new discoveries and additions to the mineral inventory are high.

Sadiola Mineral Reserves and Mineral Resources

Please refer to Section 6: Mineral Reserve and Mineral Resource Estimates of the December 31, 2025 MD&A for further details.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2026
Bonikro (89.89% interest), Côte d’Ivoire

The Bonikro gold mine is an open pit gold mine located in the Oumé region of Côte d’Ivoire (“Bonikro” or “Bonikro Mine”). The remaining ownership is split between the Government of Côte d’Ivoire (10%) and a local minority shareholder (0.11%).

Bonikro is contiguous to Agbaou, and together they comprise the CDI Complex, with the two processing plants located only 20 km from each other.

Bonikro comprises two separate mining licences (the Bonikro Licence and Hiré Licence), although integrated as a single operation.

Bonikro Key Performance Information (100% Basis)	For three months ended June 30,		For six months ended June 30,
	2026	2025	2026	2025
Operating
Ore mined (M tonnes)	0.75	0.59	1.66	1.03
Waste mined (M tonnes)	1.26	5.05	3.18	10.28
Ore processed (M tonnes)	0.62	0.63	1.23	1.26
Gold
Production (Ounces)	31,471	25,775	60,482	45,446
Sales (Ounces)	30,120	22,517	61,385	43,441
Feed grade (g/t)	1.75	1.26	1.69	1.17
Recovery rate (%)	93.8%	95.0%	93.6%	94.0%
Total cost of sales per ounce sold(4)	$1,496	$1,928	$1,595	$1,829
Cash costs per ounce sold(1)	$1,172	$1,384	$1,297	$1,387
AISC per ounce sold(1)	$1,409	$1,592	$1,521	$1,588
Financial (In thousands of US Dollars)
Revenue	$111,566	$66,564	$225,114	$126,788
Cost of sales (excluding DDA)	(35,672)	(31,361)	(80,664)	(60,579)
Gross profit excluding DDA(1)	$75,894	$35,203	$144,450	$66,209
DDA	(9,400)	(12,056)	(17,273)	(18,855)
Gross Profit	$66,494	$23,147	$127,177	$47,354
Capital Expenditures (In thousands of US Dollars)
Sustaining(1)	$1,377	$12,877	$2,279	$27,805
Expansionary(1)	19,413	—	19,413	48
Exploration(1)	1,258	2,292	3,711	4,266

Bonikro produced 31,471 ounces of gold during the three months ended June 30, 2026, compared with 25,775 ounces in the second quarter of the previous year, due to mine sequencing and a standout performance in relation to the production plan. The result was driven by higher feed grades, throughput, and recovery compared with the first quarter, following access to higher-grade ore in Stage 5, after stripping and mine development were completed in 2025.

Mine sequencing during the second half of 2026 is expected to remain in higher-grade zones, with variations between quarters expected as the mine tracks to its annual guidance targets. Processing circuit optimization continues to focus on gravity recovery, circuit efficiency and slurry control. Waste stripping at Bonikro Main is expected to remain lower than in 2025, providing increased flexibility for ore mining through 2026 and 2027.

As previously guided, stripping and waste removal costs incurred during 2025 were part of a program intended to improve production in later years. These actions have delivered better than expected results, as production and costs have improved, with production above, and costs below plan.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2026
Refinements to the mine design, supported by new geotechnical data, have enabled the inclusion of Stage 6 as Mineral Reserves at Bonikro, adding approximately 101,000 ounces of gold. Combined with additional Mineral Reserves at Hire, particularly at Akissi So, this will provide greater production flexibility at Bonikro while Oumé is being developed.

For costs, AISC(1) for the second quarter were better than plan and include capitalized stripping at PB5 incurred during 2024 and 2025, which is being amortized in 2026 and 2027. This represents over $140 per ounce of gold sold in the cost structure.

During the quarter gold sales differed from production due to the timing of production and shipments.

Bonikro Mine Life Extension

As previously discussed, the updated integrated production plan for Bonikro incorporates production from Hiré, Oumé, and Bonikro and demonstrates a mine life extension to 2036 based on the 2025 Proven and Probable Mineral Reserves, supporting average production of approximately 120,000 gold ounces per year.

The Company is completing studies to increase the Bonikro plant’s processing capacity to 3.0–3.2 Mt/y. The expansion is expected to provide additional operating flexibility, support future production opportunities, and facilitate the incorporation of additional mineral inventory from exploration sources across the district. This increase is expected to build on the previously guided and ongoing processing plant throughput upgrades of approximately 0.5 million tonnes of ore per annum, intended to bring forward the processing of low-grade stockpiles at a rate of 15,000 to 20,000 gold ounces per annum, beginning in late 2026 to early 2027.

In combination with the recently reported extension of mine life for Agbaou based on Proven and Probable Mineral Reserves to 2030, the new integrated Bonikro LOM plan and the ongoing exploration efforts in the CDI Complex, supports the Company’s strategic objective of at least 200,000 gold ounces per year for over 10 years (thereby also increasing the minimum level of cumulative production from 180,000 gold ounces per year to 200,000 gold ounces per year).

For the six months ended June 30, 2026, Bonikro produced 60,482 ounces compared to 45,446 ounces in the comparative prior period. Higher production is the result of PB5 mining sequence, as anticipated, along with higher feed grades, throughput, and recovery.

For costs, AISC(1) for the second quarter were better than plan and include capitalized stripping at PB5 incurred during 2024 and 2025, which is being amortized in 2026 and 2027. This represents over $140 per ounce of gold sold in the cost structure.

For the six months ended June 30, 2026, gold sales were slightly higher than production, due to timing of sales from the first quarter.

Hiré Exploration

In the second quarter of 2026, drilling at Hiré focused on testing for oxides along the eastern extension of the Chapelle orebody. In total 29 holes comprising 3,295 metres were drilled with the bulk of the holes completed with an RC drill.

Drone magnetic surveying was completed in the second quarter with 5,557.3 metres flown in the quarter. In total, 10,405 linear kilometres of 25- and 50-metre spaced drone magnetic lines were completed over the Oumé and Hire areas. This survey is designed to better define the structural zones that are associated with the gold zones to improve targeting success. As well, a secondary goal of the magnetic survey is to identify additional Bonikro Mine-type porphyritic felsic intrusions, which have been demonstrated to host significant gold zones.

In the third quarter, additional in-fill and exploratory drill testing is planned over the Chapelle East zone, infill drilling is planned over the Assondji So South zone and scout drilling is planned over the Alexis Farm target located immediately north of the mined Agbale Deposit.

A review of potential underground mining opportunities at Akisso So will continue into third quarter with additional drill testing pending the results of the review.

Bonikro West Exploration

Infill soil sampling commenced over an area of historic gold-in-soil enrichment immediately southwest of the Bonikro Mine in 2026 with a goal of defining a drillable target. The initial soil surveys defined three distinct gold-in-soil anomalous zones, a couple of which require additional infill soil sampling. A scout drilling program is being developed to test the gold-in-soil anomalies in the second half of 2026.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2026
Oumé Exploration

Following the successful Oumé exploration program, which resulted in the declaration of initial Proven and Probable Mineral Reserves containing approximately 585,000 ounces of gold, the Company expanded its exploration efforts to test for extensions to the Oumé gold system. In the first quarter of 2026, exploration resumed over the projected eastern extent of the Oumé mineralized system, with 118 holes totalling 5,946 metres. Late in the second quarter, scout drilling also commenced testing targets developed immediately west and southwest of the Oumé deposits at the Dougbafla Junction and #5 targets.

Bonikro Mineral Reserve and Mineral Resource

Please refer to Section 6: Mineral Reserve and Mineral Resource Estimates for further details.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2026
Agbaou (85% interest), Côte d’Ivoire

Agbaou is an open pit gold mine, located in the Oumé region of Côte d’Ivoire. The remaining ownership is split between the Government of Côte d’Ivoire (10%) and the SODEMI development agency (5%).

Agbaou is contiguous to Bonikro, and together they comprise the CDI Complex, with the two processing plants located only 20 km from each other. The combined milling capacity and existing infrastructure including water supply dams, tailings storage facilities, access and site roads, power supply and accommodation facilities provides optionality and significant synergies for the future.

Agbaou Key Performance Information (100% Basis)	For three months ended June 30,		For six months ended June 30,
	2026	2025	2026	2025
Operating
Ore mined (M tonnes)	0.43	0.41	1.60	1.04
Waste mined (M tonnes)	4.46	9.71	12.15	18.49
Ore processed (M tonnes)	0.55	0.59	1.25	1.15
Gold
Production (Ounces)	17,878	15,959	40,779	35,096
Sales (Ounces)	18,231	14,938	40,849	33,501
Feed grade (g/t)	1.10	0.89	1.09	0.98
Recovery rate (%)	94.5%	94.7%	94.6%	95.0%
Total cost of sales per ounce sold(4)	$1,643	$2,267	$1,922	$1,845
Cash costs per ounce sold(1)	$1,539	$2,085	$1,751	$1,742
AISC per ounce sold(1)	$2,047	$3,104	$2,229	$2,561
Financial (In thousands of US Dollars)
Revenue	$71,708	$46,430	$162,570	$98,168
Cost of sales (excluding DDA)	(26,488)	(30,366)	(67,801)	(56,524)
Gross profit excluding DDA(1)	$45,220	$16,064	$94,769	$41,644
DDA	(3,458)	(3,495)	(10,711)	(5,278)
Gross Profit	$41,762	$12,569	$84,058	$36,366
Capital Expenditures (In thousands of US Dollars)
Sustaining(1)	$6,400	$13,721	$14,845	$24,552
Expansionary(1)	—	—	—	31
Exploration(1)	1,723	989	3,103	1,677

Agbaou produced 17,878 ounces of gold during the three months ended June 30, 2026, compared to 15,959 ounces in the corresponding quarter of the previous year.

Production was in line with plan. Ore mined and tonnes processed were above plan, and the plant processed a higher proportion of fresh ore than in the first quarter, consistent with the mine sequence. Continued stripping of the West pits is expected to secure ore access for the second half of 2026, including access to higher-grade areas. The Company completed the anticipated update to the Mineral Reserves and Mineral Resources for the mine, resulting in a 60% increase in the Proven and Probable Reserves. As a result, the mine life for Agbaou based on Mineral Reserves only has been extended to 2030, which, together with the previously disclosed update on the extension of the Bonikro mine life and the ongoing exploration efforts in the CDI Complex, supports the Company’s strategic objective of 200,000 gold ounces per year for over 10 years for these assets.

Agbaou AISC(1) for the second quarter were better than plan. Optimization initiatives and operational enhancements are in progress, with Bonikro serving as the benchmark. Agbaou is expected to follow as these measures are implemented and scaled, targeting reduced costs in the next quarters.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2026
Gold sales during the quarter were in line with production, with minor variances related to the timing of shipments.

Agbaou Mine Life Extension

As previously disclosed, the Company updated the Mineral Reserves and Mineral Resources for Agbaou, resulting in a 60% increase in the Proven and Probable Reserves. As a result, the mine life for Agbaou based on Mineral Reserves has been extended to 2030, which, together with the previously disclosed update on the extension of the Bonikro mine life and the ongoing exploration efforts in the CDI Complex, supports the Company’s strategic objective of 200,000 gold ounces per year for over 10 years for these assets.

For the six months ended June 30, 2026 Agbaou produced 40,779 ounces compared to 35,096 ounces in the comparative prior period reflecting the benefits of higher stripping in early 2025, which also benefited cost metrics, that were better than plan.

Gold sales for the six months ended June 30, 2026 were in line with production, with minor variances due to timing of shipments.

Agbaou Exploration

At Agbaou, Allied actively pursues opportunities to extend the mine life by increasing Mineral Reserves through sustained drilling and other exploration efforts. During the quarter, 48 holes totalling 7,371 metres were completed with up to five drills operating. These holes tested the down-dip extensions of known gold-bearing ore bodies and new gold zones. This sustained effort, which commenced in July 2025, was completed late in the second quarter, 2026 with 129 holes totalling 30,410 metres drilled. As a result of this program, a new lens of gold mineralization was discovered which has led to a follow-up 30 hole, 5,500 metre drill program which was 55% complete at the end of the quarter.

Drilling commenced over the Agbaou South target, an area of historic gold intercepts and anomalous gold-in-soil values, late in the second quarter. This seven hole, 1,560 metre initial drill program is expected to be completed in the third quarter.

Soil sampling was completed over the Agbaou West target in the 1st quarter of 2026 with 849 samples collected out of a total of 1,232 planned samples. Anomalous gold-in-soil values, noted in 4 areas, still remain to be followed up.

Looking forward in 2026, additional drill programs are anticipated in the Agbaou pit for both oxide and fresh mineralization and west of South Sat 3 for oxides.

Agbaou Mineral Reserve and Mineral Resource

Please refer to Section 6: Mineral Reserve and Mineral Resource Estimates for further details.

5.    CONSTRUCTION, DEVELOPMENT AND OTHER CORPORATE INITIATIVES

For details on the Sadiola Expansion Project, please refer to the Sadiola section of Section 4 of this MD&A.

Notable progress relating to some of the Company’s development and advanced stage exploration include, but are not limited to the following:

Kurmuk Project (100% Interest)(7), Ethiopia

Kurmuk Project Summary

The Kurmuk Project is a transformational development mine in the Benishangul-Gumuz region of Ethiopia. The Company holds an effective 100% ownership stake in the project; however, the Government of Ethiopia is entitled to a 7% equity participation in Kurmuk once the mine enters commercial production and certain governmental commitments such as public road upgrades and the finalized installation of a power line and substations. The power supply construction agreement is in development and is expected to be completed and energized ahead of first gold. An existing development agreement, signed with the Government of Ethiopia, spans an initial 20-year period and is renewable thereafter. The current project design encompasses the Dish Mountain and Ashashire deposits, with numerous exploration targets across the Kurmuk Project’s expansive 1,450 km² exploration territory.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2026
Key project details are as follow:

•Start of operations expected in August and first gold following a few weeks thereafter.
•Currently defined 2.7 million ounces in Proven and Probable Mineral Reserves.
•The Company targets to maximize production for the partial year of production in 2026 and had previously guided a production level between 100,000 and 150,000 gold ounces for the year, it will provide an update on the production expectations for the second half of the year once operations commence in the third quarter. Following the commissioning and ramp-up of the Kurmuk Mine in the second half of 2026, the Company expects to produce between 240,000 and 270,000 gold ounces in 2027, which at the higher end, exceeds previous guidance, and approximately 300,000 gold ounces in 2028, all at industry-leading costs. This represents a significant improvement over the original project, which was projected to average 200,000 ounces annually at similar capital costs, with further upside potential supporting an initial strategic target mine life of 15-years.
•A mining plan utilizing conventional open pit mining techniques with internationally recognized mining contractors and a robust process design using proven technologies.
•A 2023 study proposed an increase in plant throughput from 4.4 Mt/y in the 2022 Definitive Feasibility Study to 6.0 Mt/y, representing a 38% increase. By utilizing existing major equipment and contractor mining, the proposed expanded project could be developed within the same capital requirements range as initially planned. The Company is now strategically targeting 6.4 Mt/y as further described below.

The project implementation team features strong African project delivery capabilities. Operational readiness remains a strategic focus, supported by active planning and phased preparation. Minopex, a specialized operational readiness company based in South Africa, was selected to assist the operational team with the commissioning, ramp-up, and stabilization of operations in the early months of the project, to enhance organizational depth and provide training and development for the local workforce.

Kurmuk Quarterly Progress

The development of the Kurmuk Mine continued to meet key execution milestones during the second quarter and remains on budget and schedule. Commissioning activities have begun and will continue into the third quarter, ahead of the planned start of operations in August. Mining activities continue to advance well, with ore stockpiles being progressively established to support at least three months of plant feed ahead of start-up and ramp-up. Exploration efforts continued to test extensions of known deposits and to develop new mineralized areas, with the objective of defining over 5 million ounces of mineral inventory.

While the Company targets to maximize production for the partial year of production in 2026 and had previously guided to a production level between 100,000 and 150,000 gold ounces for the year, it will provide an update on production expectations for the second half of the year once operations commence in the third quarter. Following start-up and a partial year of production in 2026, the Kurmuk Mine is expected to produce between 240,000 and 270,000 gold ounces in 2027, which at the higher end, exceeds previous guidance, and approximately 300,000 gold ounces in 2028. The mine is expected to average approximately 290,000 gold ounces per year during the first four years and 240,000 gold ounces per year over the life of the mine, with industry-leading cost performance.

Along with the advancement of the project and as previously disclosed, the Company completed a review of the capacity of the processing plant in consideration of the ore inventory and the exploration progress at Dish Mountain, Ashashire, Tsenge, and other targets within the mine's prolific land package. Allied made a strategic decision to maximize the operational flexibility for Kurmuk since the start of operations, and is now targeting an average sustaining processing capacity of up to 6.4 Mt/y. This increased flexibility has been incorporated into the project execution plan, with subsequent optimizations to the leaching circuit expected to be deployed in the future years to increase fresh ore recoveries. The enhancements and optimizations are expected to make Kurmuk a stronger, de-risked operation upon commencement of production, providing upside and operational flexibility, aligning with the Company’s long-term strategy of maximizing value at each of the Company's assets.

Kurmuk Project Exploration

On November 27, 2025, Allied presented results of the exploration programs carried out over the Kurmuk Property during the period from mid-2024 to the middle of November 2025. The Company’s five-year exploration goal for Kurmuk is to reach 5 million ounces of Mineral Resources, representing a sequential target of over 1.5 million ounces of new Mineral Resources in addition to the current inventory. The objective is to add at least 0.5 million ounces of new Mineral Resources within 10 kilometre of the mill to sustain or exceed the initial gold production of approximately 290,000 ounces per annum. The exploration plan considers expanding on the existing Mineral Resources near both the Ashashire and Dish Mountain deposits, advancing exploration at Tsenge utilizing a combination of geophysical surveys, trenching, and drilling, with a focus on higher-grades, and advancing exploration at three other prospects in the property. At both Dish Mountain and Ashashire, drilling continues to intersect lateral and vertical extensions of the deposits, with the limits of the
| 28

ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2026
mineralized system remaining open. At Tsenge, near-term exploration is focused on defining the extent of higher-grade zones and updating the mineralization models with a medium-term exploration goal of evaluating the entire 9-kilometre strike length of the gold-in-soil anomalies at Tsenge. A significant amount of highly successful trenching continues to be carried out at Tsenge, confirming the bedrock expression of the mineralized lenses that are coincident and proximal the regional, to the gold-in-soil anomalies aligned along this 9 km long trend. A second-pass drill program completed over the Urchin Prospect, located adjacent to the Ashashire haul road, yielded positive results that will require follow-up drilling.

During the second quarter of 2026, drilling was focused on resource extension drilling at Ashashire, exploratory drilling and channel sampling continued at the Tsenge Prospect and geotechnical drilling under the TSF. A total of 22 holes for 4,599 metres was drilled by up to five exploration drill rigs in the second quarter.

Drilling will continue in the third quarter to depth and along strike at Ashashire and Dish Mountain with RC drilling to test the Tsenge Target trend. Permitting for IP and drone magnetic surveys is almost complete with surveys expected to start in the third quarter.

Kurmuk Power Purchase Agreement ("PPA")

On August 19, 2024, the Company announced that its subsidiary, Kurmuk Gold Mine PLC, which owns the Kurmuk Project, entered into a definitive PPA with Ethiopian Electric Power to secure a reliable, competitive, and sustainable energy supply for Kurmuk throughout the life of the mine. This is an important milestone in the project's development, as a steady supply of hydroelectric power ensures that Kurmuk remains one of the lowest AISC(1) projects in the world. Ethiopia is a low-cost power producer, generating power almost entirely through hydroelectric sources, making it one of the most durable and cleanest power supplies globally.

Key Terms of the Agreement:

•Term: The Power Purchase Agreement will be in effect for a period of twenty years and may be extended by mutual agreement.
•Energy Charge: The agreement secures a flat energy charge of $0.04 per kWh, applicable from the supply commencement date and remaining fixed for the entire term, providing cost certainty for the project.
•Renewable Energy Source: The project will benefit from Ethiopia's predominantly renewable energy sources, aligning with the Company's commitment to sustainable mining practices.
•Transmission Line Construction: Electrical grid power will be supplied to the operation via a 75-kilometre, 132 kV power line, which is expected to be completed and energized ahead of first production in mid-2026, with substations at Asosa—a major city near the project—and at the project site. The government will provide the grid connection, which will increase their equity stake in Kurmuk Gold Mine PLC from 5% to 7%, as defined in the Kurmuk Development Agreement. On-site power will be distributed via a network of 11 kV power lines.

Securing the terms of the PPA marks a key milestone in advancing the Kurmuk Gold Project, cementing its path to becoming a low-cost producing mine for the Company. This agreement not only ensures the project's financial viability by locking in low energy costs but also reinforces Allied's strategic focus on leveraging sustainable energy solutions, positioning Kurmuk as a model for responsible mining in the region.

Currently the development of the installation works is trending towards being complete when the project requires full load for ramp up and performance testing. Progress updates are received weekly and aligned with the overall construction schedule. Progress will be monitored against global logistical concerns. Any possible fuel constraints have been anticipated and managed.

Kurmuk Mineral Reserve and Mineral Resource

Please refer to Section 6: Mineral Reserve and Mineral Resource Estimates of the December 31, 2025 MD&A for further details.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2026
Overnight Marketed Equity Offering

On October 20, 2025, the Company filed a prospectus supplement related to an overnight marketed equity offering. Pursuant to this offering, 7,143,200 common shares were issued at a price of C$27.35 per share for gross proceeds of approximately $139.6 million (CAD$195.3 million) and net proceeds of approximately $134.0 million (CAD$187.4 million).

Gold Prepaid Forward Arrangement

The Company has entered into Gold Prepaid forward arrangements with select lenders (the "Prepay Lenders"), for a total advance amount of $125.0 million. Under these arrangements, the Company will deliver to the Prepay Lenders an aggregate of 4,035 ounces of gold per month over a period of twelve months, starting in October 2026.

NYSE Listing

Allied began trading on the NYSE under the ticker symbol AAUC on June 9, 2025. Allied believes that listing on the NYSE will provide the Company with, among other things, access to a broader investor audience, increased sources of potential capital, improved trading liquidity in Allied's common shares, and increased research coverage from U.S. investment banks. Finally, the listing is expected to provide the opportunity for broader index inclusion.

Common Share Consolidation

During the second quarter, in May of 2025, and in connection with the Company’s application to list its common shares on the NYSE, the Company completed a share consolidation on the basis of one post-consolidation common share for every three pre-consolidation common shares outstanding.

Bought Deal Public Offering and Concurrent Block Trade

During the second quarter, in April of 2025, the Company successfully closed on a bought deal public offering, and a significant shareholder of the Company completed a concurrent block trade transaction of common shares owned by such shareholder. The offering was for an aggregate of 17,250,000 common shares at a price of C$5.35 per share (on a pre-consolidation basis) for aggregate gross proceeds of $66.8 million (C$92.3 million). and net proceeds of $61.9 million (C$85.1 million).

Enhancing market liquidity remains a key objective for the Company. Over the past 18 months, average daily trading volume, measured over a 20-day period, has increased approximately ninefold. The significant shareholder's block trade and the Company's offering further improved trading liquidity in advance of the Company's listing on the New York Stock Exchange. These transactions also support broader index inclusion and additional investor interest, all of which should help the Company's share price better reflect the Company's intrinsic value per share.

The Company is using net proceeds from the offering to fund its optimization and growth initiatives, including advancing studies and engineering work to improve recoveries at Sadiola, supporting exploration and mine life extension studies in Côte d'Ivoire, and conducting additional exploration and development activities across its broader asset portfolio.

Cash Flow Protection Program

To further support its fully-funded plan, in the fourth quarter of 2024, the Company entered into zero-cost gold collars, of 10,000 ounces per month, from April 2025 to December 2026, for a total of 210,000 ounces, with a put of $2,200 per ounce and a call of $3,125 per ounce, safeguarding against downside in gold price, and locking in significant cash flow improvements based on the minimum $2,200 floor price. In May 2025, the Company completed a gold price protection program that ensures a minimum price of $3,048 per ounce and full upside to $4,000 per ounce on gold production of 15,500 ounces per month from June 2025 through to March 2026, equalling a total of 155,000 ounces. Inclusive of already existing gold production under preceding gold price protection through March of 2026, this represents approximately 75% of total production in that period, thereby ensuring higher margins and cash flows as the Company completes the development of Kurmuk.

A program that allows the Company to share in further revenues above $4,594 has been implemented as a supplement to and part of the cash flow protection program. The program relies on $4,500 average rate gold call options with a cost of approximately $94 per option and covers the entirety of its remaining existing zero-cost collars from November 2025 to December 2026.

| 30

ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2026
Precious Metals Purchase Agreement with Triple Flag Precious Metals

On December 5, 2024 the Company entered into a streaming transaction with Wheaton Precious Metals International Ltd. ("WPMI"), a wholly-owned subsidiary of Wheaton Precious Metals Corp., ("Wheaton"). Under the terms of the streaming agreement, Allied will receive an aggregate $175.0 million upfront cash payment (the "Advance Amount"), in four equal instalment payments, to support the funding of its growth strategy underpinned by the development of its low-cost, fully permitted, and highly prolific Kurmuk Project in Ethiopia. The Company has made all four draws.

WPMI will having the right to purchase 6.7% of payable gold from the Company's Kurmuk mine (the "Stream"), which will step down to 4.8% of payable gold after the delivery of 220,000 ounces of gold. WPMI will make ongoing payments of 15% of the spot gold price for each ounce delivered under the Stream. The Stream will cover the existing Kurmuk mining licence and until 255,000 ounces of gold have been delivered to WPMI, any mineral interests located within a 50 km radius of the mining licence which are processed at the Kurmuk plant.

Transaction with Zijin Gold

On July 29, 2026, the Company announced the termination of its arrangement agreement with Zijin Gold International Company Ltd. ("Zijin Gold"), as the parties determined that the conditions required to complete the transaction were unlikely to be satisfied by the agreed outside date.

Concurrently, the Company entered into a subscription agreement with Zijin Gold pursuant to which Zijin Gold agreed to invest approximately $295 million (C$417 million) through a non-brokered private placement of approximately 12.8 million common shares at a subscription price of C$32.55 per share. Upon closing, Zijin Gold is expected to own approximately 9.2% of the Company's issued and outstanding common shares and will hold rights to maintain its pro rata ownership interest until such time as it holds below 5%.

The private placement is subject to customary closing conditions, and is expected to close on or before August 10, 2026. The Company has received conditional approval of the Toronto Stock Exchange and approval from the New York Stock Exchange. The proceeds are intended to support the advancement of the Company's growth initiatives, including the completion and ramp-up of the Kurmuk project, the phased expansion of Sadiola, production growth initiatives at the CDI Complex, and ongoing exploration programs.

| 31

ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2026
6.    MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

Please refer to Section 12: Cautionary Statements and Internal Controls Over Financial Reporting – Notes on Mineral Reserves and Mineral Resources for further details.

2025 Year-End Mineral Reserves and Mineral Resources Summary

Allied’s near-term guidance and longer-term outlook are underpinned by its Mineral Reserves and Mineral Resources, which support the reliability and sustainability of the Company’s production platform while providing flexibility to enhance near-term production and cash flows from high-yield, near-mine opportunities. During the year, Allied completed a comprehensive review of all its resource models and mining design parameters, incorporating new exploration and production information, standardized geological modelling processes and mining design assumptions, particularly with respect to mining selectivity and dilution. These adjustments were intended to strengthen ore control practices and improve short-term operational predictability. Allied remains confident that ongoing exploration efforts will continue to grow mineral inventories, with the objective of delivering additional growth during 2026. This has been demonstrated with the declaration of Mineral Reserves at Oumé for the first time in 2025, significantly increasing the LOM at Bonikro, along with the inclusion of Stage 6.

As of December 31, 2025, Proven and Probable Mineral Reserves were reported at 11.2 million ounces of gold, contained within 247.1 million tonnes at a grade of 1.41 g/t. This represents a net year-over-year increase, reflecting the addition of new Mineral Reserves, replacing depletion from 2025 production, and updates to economic and design assumptions. Total Measured and Indicated Mineral Resources stood at 15.3 million ounces of gold, contained within 336.7 million tonnes at a grade of 1.41 g/t. The modest decrease from 2024 is primarily attributable to the recategorization of some Indicated Mineral Resources to Inferred Mineral Resources. Inferred Mineral Resources, at year-end totalled 2.1 million ounces contained within 54.2 million tonnes at a grade of 1.20 g/t, increasing from 1.4 million ounces from the prior year, reflecting the Company’s progress on increasing its mineral inventories.

On July 29, 2026, the Company announced the completion of the anticipated update to the Mineral Reserves and Mineral Resources for Agbaou, resulting in a 60% increase in the Proven and Probable Reserves. As a result, the mine life for Agbaou based on Mineral Reserves only has been extended to 2030, which, together with the previously disclosed update on the extension of the Bonikro mine life and the ongoing exploration efforts in the CDI Complex, supports the Company’s strategic objective of 200,000 gold ounces per year for over 10 years for these assets.

Mineral Reserves (Proven and Probable), CDI Complex

The following table sets forth the Mineral Reserve estimates for the CDI Complex mineral properties at March 31, 2026.

	Proven Mineral Reserves			Probable Mineral Reserves			Total Mineral Reserves
	Tonnes (kt)	Grade (g/t)	Content (k ounces)	Tonnes (kt)	Grade (g/t)	Content (k ounces)	Tonnes (kt)	Grade (g/t)	Content (k ounces)
Bonikro	6,511	0.88	183	10,708	1.48	509	17,219	1.25	693
Oumé	—	—	—	15,047	1.21	585	15,047	1.21	585
Agbaou	3,047	1.12	110	6,904	1.34	297	9,950	1.27	406
CDI Total Mineral Reserves	9,558	0.95	293	32,659	1.33	1,391	42,217	1.24	1,684
Notes:
•Rounding of numbers may lead to discrepancies when summing columns or rows.
•Mineral Reserves are stated effective as of March 31, 2026 and estimated in accordance with CIM Standards and NI 43-101
•Shown on a 100% basis
•Reflects that portion of the Mineral Resource which can be economically extracted by open pit methods
•Considers the modifying factors and other parameters, including but not limited to the mining, metallurgical, social, environmental, statutory and financial aspects of the project

Bonikro Mine:
•Includes an allowance for mining dilution at 1.0 m by side of mineralization
•A base gold price of $2,000/oz was used for the Mineral Reserves for the Bonikro pit:
•Mineral Reserves are based on the selected pit shell using a value of $2,000/oz (revenue factor 1)
•Cut-off grades vary from 0.46 to 0.57 g/t Au for different ore types due to differences in recoveries, costs for ore processing and ore haulage

| 32

ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2026
Agbaou Mine:
•Includes an allowance for mining dilution at 1.0 m by side of mineralization
•A base gold price of $2,300/oz was used for the Mineral Reserves
•Cut-off grades range from 0.37 to 0.48 g/t for different ore types due to differences in recoveries, costs for ore processing and ore haulage

Oumé Deposit:
•Includes an allowance for mining dilution at 1.0 m by side of mineralization
•A base gold price of $2,300/oz was used for the Mineral Reserves
•Cut-off grades are considered minimum cogs, calculated at 2000 US$/oz, ranging from 0.54 to 0.71 g/t across different ore types due to differences in recoveries, ore processing costs, and ore haulage

Mineral Resources (Measured, Indicated, Inferred), CDI Complex

The following table set forth the Measured and Indicated Mineral Resource estimates (inclusive of Mineral Reserves) for the CDI Complex mineral properties at March 31, 2026.

	Measured Mineral Resources			Indicated Mineral Resources			Total Measured and Indicated
	Tonnes (kt)	Grade (g/t)	Content (k ounces)	Tonnes (kt)	Grade (g/t)	Content (k ounces)	Tonnes (kt)	Grade (g/t)	Content (k ounces)
Bonikro	8,099	1.13	294	17,500	1.37	769	25,599	1.29	1,063
Oumé	—	—	—	14,296	1.39	641	14,296	1.39	641
Agbaou	4,665	1.29	194	7,269	1.63	382	11,934	1.50	576
CDI Total Measured and Indicated Mineral Resources	12,764	1.19	488	39,065	1.43	1,793	51,828	1.37	2,281
Note: Rounding of numbers may lead to discrepancies when summing columns or rows.

The following table set forth the Inferred Mineral Resource estimates for the CDI Complex mineral properties at March 31, 2026.

	Inferred Mineral Resources
	Tonnes (kt)	Grade (g/t)	Content (k ounces)
Bonikro	1,108	1.60	57
Oumé	550	1.75	31
Agbaou	100	2.08	7
CDI Total Inferred Mineral Resources	1,759	1.68	95
Notes:
•Rounding of numbers may lead to discrepancies when summing columns or rows.
•For Bonikro and Hire deposits, Mineral Resources were constrained to an optimized pit shell using a price assumption of US$2300/oz gold. For Agbaou and Oumé deposits, Mineral Resources were constrained to an optimized pit shell using a price assumption of US$2400/oz gold. Cut-off grades varied by material type considering mining and processing costs, and open pit cut-off grades range from 0.37-0.48 g/t gold for Bonikro and Oumé, and 0.36-0.46 g/t gold for Agbaou.
•Mineral Resource estimates are shown on a 100% basis
•All Mineral Resources have been estimated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101
•The Measured and Indicated Mineral Resource estimates are inclusive of those Mineral Resource estimates modified to produce the Mineral Reserve estimates
•Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability
•Mineral Resources are reported as of March 31, 2026
•Refer to the following NI 43-101 Technical Report for further information and background on the development of the Mineral Resources and Mineral Reserves: Bonikro: NI 43-101 Technical Report for the Bonikro Gold Project, Republic of Côte d’Ivoire, 5 July 2023

| 33

ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2026
7.    FINANCIAL CONDITION AND LIQUIDITY

(In thousands of US Dollars)	As at June 30, 2026	As at December 31, 2025
Current Assets (including Cash and Cash Equivalents)	$556,709	$763,709
Non-Current Assets	1,644,634	1,359,970
Total Assets	$2,201,343	$2,123,679
Current Liabilities	928,260	988,564
Non-Current Liabilities	646,479	630,436
Total Liabilities	$1,574,739	$1,619,000
Equity attributable to Shareholders of the Company	503,042	407,609
Non-controlling interest	123,562	97,070
Total Equity	$626,604	$504,679

Net Working Capital(3)	$(206,501)	$(70,543)

Total assets were $2,201.3 million as at June 30, 2026, compared to total assets of $2,123.7 million as at December 31, 2025. The Company’s asset base is primarily non-current assets such as property plant and equipment, mining interests and exploration and evaluation assets. This reflects the capital-intensive nature of the mining business and previous growth through acquisitions. Other significant assets include cash and cash equivalents, inventories, prepayments and other receivables (comprising value-added taxes in the jurisdictions in which the Company operates). Notable changes from the prior year are related to capital expenditures at Kurmuk, general increases to property, plant and equipment due to ongoing operations, and general changes to working capital.

Total liabilities as at June 30, 2026, were $1,574.7 million compared to $1,619.0 million as at December 31, 2025. The decrease is predominantly attributable to unrealized mark-to-markets on the Company's gold collars and convertible debentures, and general timing on accounts payable and accrued liabilities. Other significant liabilities include: provision of closure & reclamation, deferred and contingent consideration, trade and other payables, and income taxes (payable and deferred).

Cash and Working Capital

Cash and cash equivalents were $192.2 million as at June 30, 2026, compared to $479.8 million as at December 31, 2025. Cash balances were impacted by capital expenditures at Kurmuk, general increases to property, plant and equipment due to ongoing operations, and general changes to working capital, out of which the most meaningful were the anticipated payments of taxes and royalties in Mali. The Company has sufficient cash on hand, and liquidity to fully manage its business. The Company believes that it is able to meet its obligations as they come due with funds from cash flows from operating activities. Cash balances are expected to increase through the remainder of the year, supported by the start of operations at the Kurmuk Mine, which is expected in August. On a pro forma basis, liquidity will be further strengthened by the proceeds of the recently announced $295 million strategic investment by Zijin Gold, as described in Transaction with Zijin Gold, within the Financing and Corporate Development Highlights section of this MD&A.

Net working capital(3) was a deficit of $206.5 million at June 30, 2026, compared to negative $70.5 million at December 31, 2025. Working capital in the current period is affected by the short-term liabilities associated with the gold collars, which become payable when, on settlement, gold price average for the period exceed the collar’s upper limit. While settlements result in a cash outlay, such outlays are triggered by revenue cash generating events, with the proceeds of the sale at prices exceeding that limit providing the necessary funds for settlement. Further, working capital is impacted by the current component of deferred revenue which is settled by the delivery of gold under the respective agreements and does not result in a direct outlay of cash and cash equivalents.

Total Borrowings

The total borrowings, including the convertible debentures of the Company at June 30, 2026 were $165.1 million compared to $154.3 million as at December 31, 2025.

Current borrowings are associated with the convertible debentures, net of transaction costs, and movements from the prior period are fully associated with the mark-to-market of the instrument.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2026
LIQUIDITY

The Company plans to meet its spending commitments, which include continued spending on business development activities, exploration and project development (notably the Kurmuk Project), with funds on hand and cash flows from operating activities. Further, the Company has immediately available credit of $50.0 million (inclusive of a $10.0 million accordion) under its revolving credit facility, which remains undrawn.

The Company’s near-term financial obligations include capital commitments and other financing commitments of $79.5 million, interest payments of $9.4 million and deferred and contingent consideration of $30.1 million, along with accounts payable and accrued liabilities.

SOURCES AND USES OF CASH

The following table summarizes cash inflows and outflows:

(In thousands of US Dollars)	For three months ended June 30,		For six months ended June 30,
	2026	2025	2026	2025
Operating cash flows before income tax paid and working capital(6)	$132,958	$115,975	$295,672	$216,763
Income tax paid	(129,692)	(14,158)	(140,160)	(22,062)
Settlement of Claim Matters	—	(42,198)	—	(42,198)
Operating cash flows before movements in working capital(6)	$3,266	$59,619	$155,512	$152,503
Working capital movement(6)	(70,630)	(37,376)	(165,581)	(8,751)
Net cash (used in) generated from operating activities	$(67,364)	$22,243	$(10,069)	$143,752
Net cash used in investing activities	(158,903)	(97,357)	(268,233)	(201,227)
Net cash (used in) generated from financing activities	(888)	62,405	(1,144)	55,347
Net decrease in cash and cash equivalents	$(227,155)	$(12,709)	$(279,446)	$(2,128)

Operating Activities

Net cash used in operating activities for the three months ended June 30, 2026 was $67.4 million. This compares to an inflow of $22.0 million in the prior year comparative quarter. Current period cash was positively impacted by strong gold sales and high realized gold prices. Working capital movements reflect normal course fluctuations, primarily driven by the planned buildup of stockpiles, the timing of VAT receivable recoveries, the timing of accounts payable settlements, and the planned ongoing normalization of royalty payables.

Operating cash flows before income tax paid and movements in working capital for the three months ended June 30, 2026 increased significantly, at an inflow of $133.0 million compared with the prior year comparative quarter inflow of $116.0 million, due to higher realized gold prices and quantities.

Working capital movement(6) for the three months ended June 30, 2026 impacted cash flows by $70.6 million, compared to $37.4 million in the prior year comparative quarter. Working capital movements reflect normal course fluctuations, primarily driven by the planned buildup of stockpiles, the timing of VAT receivable recoveries, the timing of accounts payable settlements, and the planned ongoing normalization of royalty payables.

Net cash used in operating activities for the six months ended June 30, 2026 was $10.1 million compared to an inflow of $143.1 million in the prior year comparative period. Current period cash was positively impacted by strong gold sales and high realized gold prices. Prior year cash flows were positively impacted by the sale of Korali inventory in the first quarter of 2025 from 2024 which significantly increased sales quantities, while positively impacting working capital due to the sale. Working capital impact for the year is related to increases in VAT receivable balances, along with normal course movements in inventory (including stockpiles) and timing of accounts payable.

| 35

ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2026
Operating cash flows before income tax paid, government settlements and movements in working capital for the six months ended June 30, 2026 increased significantly, at $295.7 million, compared to $216.8 million in the prior year comparative period. The increase was related to higher realized gold prices and quantities.

Working capital movement(6) for the six months ended June 30, 2026 impacted cash flows by $165.6 million, compared to a negative impact of $8.8 million in the prior year comparative quarter. Working capital impact for the year is related to increases in VAT receivable balances, along with normal course movements in inventory (including stockpiles) and timing of accounts payable.As previously disclosed, certain positive impacts to working‑capital movements in the fourth quarter of 2025 were released in the first quarter of 2026, reflecting the settlement of various payables, accruals and other balance sheet items. Prior year cash flows were positively impacted by the sale of Korali inventory in the first quarter of 2025 from 2024 which significantly increased sales quantities, while positively impacting working capital due to the sale.

Investing Activities

For the three months ended June 30, 2026, net cash used in investing activities was $158.9 million compared to $97.4 million in the prior year comparative quarter. Investing outflows in the current and prior period comprised primarily additions to PP&E and exploration and evaluation assets, which importantly included Kurmuk construction-related activities, owner costs and capitalized borrowings.

For the six months ended June 30, 2026, net cash used in investing activities was $268.2 million compared with $201.2 million in the prior year comparative period. Investing outflows in the current period comprised primarily additions to PP&E and exploration and evaluation assets, which importantly included Kurmuk construction-related activities, owner costs and capitalized borrowings.

Details on capital expenditures by mine can be found in Section 1: Highlights and Relevant Updates.

Financing Activities

In the three months ended June 30, 2026, net cash used in financing activities was $0.9 million compared to inflows of $62.4 million in the comparative prior year quarter. Current quarter cash outflows from financing activities are immaterial, while prior comparative period financing cash flows are related to equity offerings.

In the six months ended June 30, 2026, net cash used in financing activities was $1.1 million, compared to an inflow of $55.3 million in the comparative prior year period. Current period cash inflows from financing activities were immaterial, while prior comparative period financing cash flows are related to equity offerings.

CAPITAL RESOURCES

The capital of the Company consists of items included in shareholders’ equity and borrowings, net of cash and cash equivalents, as follows:

(In thousands of US Dollars)	As at June 30, 2026	As at December 31, 2025
Total Equity	$626,604	$504,679
Current and Non-Current Borrowings	165,050	154,312
	$791,654	$658,991
Less: Cash and cash equivalents	(192,206)	(479,777)
	$599,448	$179,214

To maintain or adjust its capital structure, the Company may, upon approval from its Board of Directors, issue shares, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances.

The Company manages its discretionary spending to align with cash availability and future cash flow forecasts. Amounts above may be higher or lower than expected depending on cash flows generated during the year.

| 36

ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2026
CONTRACTUAL OBLIGATIONS AND COMMITMENTS

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at June 30, 2026, shown on an undiscounted basis:

(In millions of US dollars)	Within 1 year	Years 2 and 3	Years 4 and 5	After 5 years	Total
Debt
Repayment of principal	$—	$107.3	$—	$—	$107.3
Interest	9.4	11.2	—	—	20.6
Accounts payable and accrued liabilities	391.4	—	—	—	391.4
Derivative financial liability	55.6	—	—	—	55.6
Reclamation and closure costs	—	—	13.9	224.7	238.6
Deferred and contingent consideration	30.1	39.1	24.9	—	94.1
Capital and other financial commitments	79.5	5.8	5.3	3.2	93.8
Total contractual obligations and commitments	$566.0	$163.4	$44.1	$227.9	$1,001.4

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of common shares at no par value. The following table summarizes the Company’s common shares and securities convertible into common shares as at the following dates:

(In millions of units)	As at August 4, 2026	As at June 30, 2026	As at December 31, 2025
Common Shares issued and outstanding	126.5	126.5	124.7
Stock options(5)	2.4	2.4	2.4
Restricted share units(5)	1.6	1.6	3.3
Convertible debentures(5)	6.2	6.2	6.2
Total Shares and Convertible Securities Issued and Outstanding(5)	136.7	136.7	136.6

| 37

ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2026
8.    ECONOMIC TRENDS, BUSINESS RISKS AND UNCERTAINTIES

Exploration, development and mining of precious metals involve numerous risks as a result of the inherent nature of the business, global economic trends, and the influences of local social, political, environmental and economic conditions in the various geographical areas of operation. As such, the Company is subject to several financial and operational risks that could have a significant impact on its profitability and levels of operating cash flows.

Below is a summary of the principal financial risks and related uncertainties facing the Company. Readers are also encouraged to read and consider the risk factors and related uncertainties as described in the Annual Information Form of the Resulting Issuer, which is available on SEDAR+ at www.sedarplus.com. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements.

METAL PRICE RISK

The Company’s profitability and long-term viability depend, in large part, upon the market price of metals that may be produced from the
Company’s properties, primarily gold. Market price fluctuations of these precious metals could adversely affect profitability of operations and lead to impairments of mineral properties. Metal prices fluctuate widely and are affected by numerous factors beyond the Company’s control including but not limited to supply and demand, consumption patterns, macroeconomic factors (interest, exchange, inflation), banking and political conditions, nature and climate condition risks, and mining specific factors.

During the three months ended June 30, 2026, spot gold prices as (as measured by the LBMA PM Gold Price) averaged $4,506 per ounce, compared to $3,280 per ounce during the comparative prior year quarter. During the period, the highest price was $4,871 per ounce and the lowest price was $4,002 per ounce.

Gold prices fell significantly in the second quarter of 2026, dropping to around $4,000 per ounce by the end of June and erasing year-to-date returns. The decline was driven by rising real interest rates and a stronger U.S. dollar as conflict continued in the Middle East. Investor sentiment continued to weaken, leading to liquidation of gold positions and an overall decline in global ETF holdings. However, central bank buying and inflation concerns continue to provide structural support for gold prices. Central banks remain net buyers of gold in 2026, with Poland and Uzbekistan leading official sector purchases.

In the near term, gold prices are expected to remain sensitive to geopolitical developments and broader macroeconomic conditions. Over the longer horizon, persistent global economic and geopolitical uncertainty, combined with sustained investor and central bank demand, should continue to provide support for gold.

During the six months ended June 30, 2026, spot gold prices averaged $4,693 per ounce, compared to $3,067 per ounce in the prior year. During the period, the highest price was $5,405 per ounce and the lowest price was $4,002 per ounce.

| 38

ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2026
CURRENCY RISK

Currency fluctuations may affect the Company’s assets and liabilities and the costs that the Company incurs at its operations. Gold is sold throughout the world based principally on a US Dollar price, but a significant portion of the Company’s operating and capital expenses are incurred in West African CFA franc (XOF). XOF is pegged to the Euro at a fixed rate of 655.957 per Euro. This effectively means the Company primary currency exposure is to the Euro.

All else being equal, a higher USD/EUR exchange rate will result in lower costs to the Company when measured in its reporting currency of USD.

During the three months ended June 30, 2026, the average USD/EUR exchange rate was 1.1625, the lowest was 1.1358, and the highest was 1.1799. The rate at the end of the period was 1.1422.

For the six months ended June 30, 2026 the average USD/EUR exchange rate was 1.1665, the lowest was 1.1358, and the highest was 1.2041.

9.    CONTINGENCIES

The Company may be involved in disputes with other parties in the future that may result in litigation. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on the Company's financial condition, cash flows and results of operations.

| 39

ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2026
10.    CRITICAL ACCOUNTING POLICIES AND ESTIMATES

BASIS OF PREPARATION

The Company’s Condensed Consolidated Financial Statements have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” (IAS 34). Other than as noted, the accounting policies applied by the Company in these Condensed Consolidated Financial Statements are the same as those set out in the Allied Gold audited financial statements for the year ended December 31, 2025, except for those discussed below.

New accounting standards and amendments adopted

Classification and Measurement of Financial Instruments - Amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures

On May 30, 2024, the IASB issued narrow scope amendments to IFRS 9 “Financial Instruments” (“IFRS 9”) and IFRS 7. The amendments include the clarification of the date of initial recognition or derecognition of financial liabilities, including financial liabilities that are settled in cash using an electronic payment system. The amendments also introduce additional disclosure requirements to enhance transparency regarding investments in equity instruments designated at FVOCI and financial instruments with contingent features. The amendments were adopted on January 1, 2026, and did not have a significant impact on the Company’s financial statements.

Contracts Referencing Nature-Dependent Electricity - Amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures

On December 18, 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7 to help companies better report the financial effects of nature-dependent electricity contracts. The amendments clarify the factors an entity would consider when assessing whether a renewable electricity contract qualifies for the own-use exemption under IFRS 9, as well as hedge accounting requirements for when a renewable electricity contract is designated as the hedging instrument in a cash flow hedge of forecasted sales or purchases of electricity. The amendments were adopted on January 1, 2026. The Company does not currently have such contracts in effect and therefore the adoption of the amendment did not have a significant impact on the Company's financial statements.

New accounting standards and amendments to be adopted

IFRS 18, Presentation and Disclosures of Financial Statements.

In April 2024, the IASB issued IFRS 18, Presentation and Disclosures of Financial Statements (“IFRS 18”) with the aim of improving companies’ reporting of financial performance and giving investors a better basis for analyzing and comparing companies. IFRS 18 introduces three new sets of requirements:
•Improved comparability in the statements of income which introduces three defined categories for income and expenses: operating, investing and financing. These changes would require all companies to use the same structure of the statements of income and provide new defined subtotals, including operating profit.
•Enhanced transparency of management-defined performance measures ("MPMs") which would require companies to disclose explanations of those company specific measures that are related to the income statement.
•More useful grouping of information in the financial statements which provides enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes.

The Company will apply IFRS 18 to the reporting period beginning on January 1, 2027. The Company is currently evaluating the impact of this new standard. Based on the Company's initial assessment, IFRS 18 is primarily expected to affect the presentation of the consolidated statements of earnings and other comprehensive earnings, the categorization of certain income and expense line items, and to introduce new disclosures relating to MPMs.

The condensed financial statements do not include all of the information required for a complete set of IFRS financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2025. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the audited financial statements for the year ended December 31, 2025.

| 40

ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2026
CRITICAL JUDGEMENTS AND ESTIMATES

In preparing the consolidated financial statements in accordance with IFRS, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact the Company's consolidated financial statements. Actual future outcomes may differ from present estimates. Management reviews its estimates and assumptions on an ongoing basis using the most current information available.

The critical judgements and key sources of estimation uncertainty in the application of accounting policies during the year ended December 31, 2026 are disclosed in note 5 to the Consolidated Financial Statements - Critical Judgements and Estimation Uncertainties.

11.    NON-GAAP FINANCIAL PERFORMANCE MEASURES

The Company has included certain non-GAAP financial performance measures to supplement its Condensed Consolidated Interim Financial Statements, which are presented in accordance with IFRS, including the following:

•Cash costs per gold ounce sold;
•AISC per gold ounce sold;
•Gross profit excluding DDA;
•Sustaining, Expansionary and Exploration Capital Expenditures;
•Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per share; and
•EBITDA and Adjusted EBITDA

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.

Non-GAAP financial performance measures, including cash costs(1), AISC(1), Gross profit excluding DDA(1), Sustaining(1), Expansionary(1) and Exploration Capital Expenditures(1), Adjusted Net Earnings (Loss)(1), Adjusted Net Earnings (Loss) per Share(1), EBITDA(1) and Adjusted EBITDA(1), do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies. Non-GAAP financial performance measures intend to provide additional information, and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and are not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

Management’s determination of the components of non-GAAP financial performance measures and other financial measures are evaluated on a periodic basis, influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are described and retrospectively applied, as applicable. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

The measures of cash costs and AISC, along with revenue from sales, are considered to be key indicators of a Company’s ability to generate operating earnings and cash flows from its mining operations. This data is furnished to provide additional information and is a non-GAAP financial performance measure.

CASH COSTS PER GOLD OUNCE SOLD

Cash costs(1) include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations. Cash costs exclude DDA, exploration costs, accretion and amortization of reclamation and remediation, and capital, development and exploration spend. Cash costs include only items directly related to each mine site, and do not include any cost associated with the general corporate overhead structure.

The Company discloses cash costs because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The most directly comparable IFRS measure is cost of sales. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.
| 41

ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2026

Cash costs(1) are computed on a weighted average basis, with the aforementioned costs, net of by-product revenue credits from sales of silver, being the numerator in the calculation, divided by gold ounces sold.

AISC PER GOLD OUNCE SOLD

AISC(1) figures are calculated generally in accordance with a standard developed by the World Gold Council (“WGC”), a non-regulatory, market development organization for the gold industry. Adoption of the standard is voluntary, and the standard is an attempt to create uniformity and a standard amongst the industry and those that adopt it. Nonetheless, the cost measures presented herein may not be comparable to other similarly titled measures of other companies. The Company is not a member of the WGC at this time.

AISC(1) include cash costs(1) (as defined above), mine sustaining capital expenditures (including stripping), sustaining mine-site exploration and evaluation expensed and capitalized, and accretion and amortization of reclamation and remediation. AISC(1) exclude capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, DDA, income tax payments, borrowing costs and dividend payments. AISC(1) include only items directly related to each mine site, and do not include any cost associated with the general corporate overhead structure. As a result, Total AISC(1) represent the weighted average of the three operating mines, and not a consolidated total for the Company. Consequently, this measure is not representative of all of the Company’s cash expenditures. Further, in relation to Bonikro, as the 2025 waste stripping benefits not only 2025 but also the following two years of production, the AISC per ounce sold figure accounts for the allocation of the stripping spend over the ounces it benefits through 2027.

Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature, such as the Sadiola Phased Expansion and the construction and development of Kurmuk. Exploration capital expenditures represent exploration spend that has met criteria for capitalization under IFRS.

The Company discloses AISC, as it believes that the measure provides useful information and assists investors in understanding total sustaining expenditures of producing and selling gold from current operations, and evaluating the Company’s operating performance and its ability to generate cash flow. The most directly comparable IFRS measure is cost of sales. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

AISC are computed on a weighted average basis, with the aforementioned costs, net of by-product revenue credits from sales of silver, being the numerator in the calculation, divided by gold ounces sold.

The following tables provide detailed reconciliations from total costs of sales to cash costs(1) and AISC(1). Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.
| 42

ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2026

(In thousands of US Dollars, unless otherwise noted)	For three months ended June 30, 2026				For three months ended June 30, 2025
	Bonikro	Agbaou	Sadiola	Total	Bonikro	Agbaou	Sadiola	Total
Cost of Sales, excluding DDA	$35,672	$26,488	$117,671	$179,831	$31,361	$30,366	$103,175	$164,902
DDA	9,400	3,458	4,981	17,839	12,056	3,495	5,635	21,186
Cost of Sales	$45,072	$29,946	$122,652	$197,670	$43,417	$33,861	$108,810	$186,088
Cash Cost Adjustments
DDA	$(9,400)	$(3,458)	$(4,981)	$(17,839)	$(12,056)	$(3,495)	$(5,635)	$(21,186)
Agbaou Contingent Consideration	—	1,697	—	1,697	—	828	—	828
Silver by-Product credit	(379)	(119)	(287)	(785)	(192)	(42)	(559)	(793)
Total Cash Costs(1)	$35,293	$28,066	$117,384	$180,743	$31,169	$31,152	$102,616	$164,937

AISC(1) Adjustments
Reclamation & Remediation Accretion	$161	$113	$504	$778	$137	$156	$419	$712
Exploration Capital	574	1,723	—	2,297	969	989	40	1,998
Exploration Expenses	246	697	2,948	3,891	26	23	3,789	3,838
Sustaining Capital Expenditures	5,858	6,400	3,842	16,100	3,228	13,720	979	17,927
IFRS 16 Lease Adjustments	322	322	1,517	2,161	322	322	—	644
Total AISC(1)	$42,454	$37,321	$126,195	$205,970	$35,851	$46,362	$107,843	$190,056

Gold Ounces Sold	30,120	18,231	45,619	93,970	22,517	14,938	43,648	81,103

Cost of Sales per Gold Ounce Sold	$1,496	$1,643	$2,689	$2,104	$1,928	$2,267	$2,493	$2,294
Cash Cost(1) per Gold Ounce Sold	$1,172	$1,539	$2,573	$1,923	$1,384	$2,085	$2,351	$2,034
AISC(1) per Gold Ounce Sold	$1,409	$2,047	$2,766	$2,192	$1,592	$3,104	$2,471	$2,343

| 43

ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2026

(In thousands of US Dollars, unless otherwise noted)	For six months ended June 30, 2026				For six months ended June 30, 2025
	Bonikro	Agbaou	Sadiola	Total	Bonikro	Agbaou	Sadiola	Total
Cost of Sales, excluding DDA	$80,664	$67,801	$234,625	$383,090	$60,579	$56,524	$255,591	$372,694
DDA	17,273	10,711	9,778	37,762	18,855	5,278	16,010	40,143
Cost of Sales	$97,937	$78,512	$244,403	$420,852	$79,434	$61,802	$271,601	$412,837
Cash Cost Adjustments
DDA	$(17,273)	$(10,711)	$(9,778)	$(37,762)	$(18,855)	$(5,278)	$(16,010)	$(40,143)
Cost of production of ounces delivered as dividend prepayment	—	—	—	—	—	—	9,135	9,135
Agbaou Contingent Consideration	—	4,023	—	4,023	—	1,947	—	1,947
Silver by-Product credit	(1,038)	(278)	(509)	(1,825)	(329)	(113)	(607)	(1,049)
Total Cash Costs(1)	$79,626	$71,546	$234,116	$385,288	$60,250	$58,358	$264,119	$382,727

AISC(1) Adjustments to Total Cash Costs(1) noted above
Reclamation & Remediation Accretion	$323	$226	$1,007	$1,556	$275	$312	$837	$1,424
Exploration Capital	1,520	3,103	185	4,808	1,644	1,677	153	3,474
Exploration Expenses	246	697	6,340	7,283	472	259	6,221	6,952
Sustaining Capital Expenditures	10,982	14,845	4,555	30,382	5,680	24,552	2,087	32,319
IFRS 16 Lease Adjustments	644	644	1,517	2,805	644	644	—	1,288
Total AISC(1)	$93,341	$91,061	$247,720	$432,122	$68,965	$85,802	$273,417	$428,184

Gold Ounces Sold	61,385	40,849	91,614	193,848	43,441	33,501	135,681	212,623
Gold Ounces Sold excluding ounces distributed as dividend-in-kind	61,385	40,849	91,614	193,848	43,441	33,501	127,526	204,468

Cost of Sales per Gold Ounce Sold	$1,595	$1,922	$2,668	$2,171	$1,829	$1,845	$2,130	$2,019
Cash Cost(1) per Gold Ounce Sold	$1,297	$1,751	$2,555	$1,988	$1,387	$1,742	$1,947	$1,800
AISC(1) per Gold Ounce Sold	$1,521	$2,229	$2,704	$2,229	$1,588	$2,561	$2,015	$2,014
GROSS PROFIT EXCLUDING DDA

The Company uses the financial measure “Gross Profit excluding DDA” to supplement information in its financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

Gross profit excluding DDA is calculated as Gross Profit plus DDA.

The Company discloses Gross Profit excluding DDA(1) because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The most directly comparable IFRS measure is Gross Profit. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

| 44

ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2026
The reconciliation of Gross Profit to Gross Profit Excluding DDA can be found in Section 1: Highlights and Relevant Updates of this MD&A, under the Summary of Financial Results and Section 4: Review of Operations and Mine Performance, for the relevant mines.

ADJUSTED NET EARNINGS (LOSS) AND ADJUSTED NET EARNINGS (LOSS) PER SHARE

The Company uses the financial measures “Adjusted Net Earnings (Loss)”(1) and the non-GAAP ratio “Adjusted Net Earnings (Loss) per share”(1) to supplement information in its financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

Adjusted Net Earnings (Loss)(1) and Adjusted Net Earnings (Loss)(1) per share are calculated as Net Earnings (Loss) attributable to Shareholders of the Company, excluding non-recurring items, items not related to a particular period and/or not directly related to the core mining business such as the following, with notation of Gains (Losses) as they would show up on the financial statements.

•Gains (losses) related to the reverse takeover transaction events and other items,
•Gains (losses) on the revaluation of historical call and put options,
•Unrealized Gains (losses) on financial instruments and embedded derivatives,
•Write-offs (reversals) on mineral interest, exploration and evaluation and other assets,
•Gains (losses) on sale of assets,
•Unrealized foreign exchange gains (losses),
•Share-based (expense) and other share-based compensation,
•Unrealized foreign exchange gains (losses) related to revaluation of deferred income tax asset and liability on non-monetary items,
•Deferred income tax recovery (expense) on the translation of foreign currency inter-corporate debt,
•One-time tax adjustments to historical deferred income tax balances relating to changes in enacted tax rates,
•Non-recurring provisions,
•Any other non-recurring adjustments and the tax impact of any of these adjustments calculated at the statutory effective rate for the same jurisdiction as the adjustment.

Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance.

Management uses these measures for internal valuation of the core mining performance for the period and to assist with planning and forecasting of future operations. Management believes that the presentation of Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per share provide useful information to investors because they exclude non-recurring items, items not related to or not indicative of current or future periods' results and/or not directly related to the core mining business and are a better indication of the Company’s profitability from operations as evaluated by internal management and the board of directors. The items excluded from the computation of Adjusted Net Earnings (Loss)(1) and Adjusted Net Earnings (Loss)(1) per share, which are otherwise included in the determination of Net Earnings (Loss) and Net Earnings (Loss) per share prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability.

The most directly comparable IFRS measure is Net Earnings (Loss). As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

The reconciliation of Net Earnings (Loss) to attributable to Shareholders of the Company to Adjusted Net Earnings can be found in Section 1: Highlights and Relevant Updates of this MD&A, under the Summary of Financial Results.

EBITDA AND ADJUSTED EBITDA

The Company uses the financial measures “EBITDA” and "Adjusted EBITDA” to supplement information in its financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

EBITDA(1) is calculated as Net Earnings (Loss), plus Finance Costs, DDA, Current income tax expense and Deferred income tax expense. Adjusted EBITDA calculated is further calculated as EBITDA(1), excluding non-recurring items, items not related to a particular period and/
| 45

ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2026
or not directly related to the core mining business such as the following, with notation of Gains (Losses) as they would show up on the financial statements.
•Gains (losses) on the revaluation of historical call and put options,
•Unrealized Gains (losses) on financial instruments and embedded derivatives,
•Write-offs (reversals) on mineral interest, exploration and evaluation and other assets,
•Gains (losses) on sale of assets,
•Unrealized foreign exchange gains (losses),
•Share-based (expense) and other share-based compensation,
•Unrealized foreign exchange gains (losses) related to revaluation of deferred income tax asset and liability on non-monetary items,
•Non-recurring provisions,
•Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance.

Management uses these measures for internal valuation of the cash flow generation ability of the period and to assist with planning and forecasting of future operations. Management believes that the presentation of EBITDA(1) and Adjusted EBITDA(1) provide useful information to investors because they exclude non-recurring items, items not related to or not indicative of current or future periods' results and/or not directly related to the core mining business and are a better indication of the Company’s cash flow from operations as evaluated by internal management and the board of directors. The items excluded from the computation of Adjusted EBITDA(1), which are otherwise included in the determination of Net Earnings (Loss) prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period performance comparisons.

The most directly comparable IFRS measure is Net Earnings (Loss). As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

(In thousands of US Dollars)	For three months ended June 30,		For six months ended June 30,
	2026	2025	2026	2025
Net Earnings (Loss)	$49,875	$(15,524)	$5,411	$24,413
Finance costs, net	$9,659	$2,764	$15,457	$8,074
DDA	17,839	21,186	37,762	40,143
Current income tax expense	55,257	14,560	120,092	42,260
Deferred income tax expense	32,413	(24)	64,030	11,320
EBITDA(1)	$165,043	$22,962	$242,752	$126,210

(In thousands of US Dollars)	For three months ended June 30,		For six months ended June 30,
	2026	2025	2026	2025
EBITDA(1)	$165,043	$22,962	$242,752	$126,210
Revaluation of financial instruments	(5,494)	13,971	32,345	28,087
Share-based compensation	1,130	17,170	56,330	21,277
Other	6,198	17,620	8,725	29,983
Adjusted EBITDA(1)	$166,877	$71,723	$340,152	$205,557

| 46

ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2026

12.    CAUTIONARY STATEMENTS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

This MD&A provides a discussion and analysis of the financial condition and results of operations to enable a reader to assess material changes in financial condition between June 30, 2026, and December 31, 2025, and results of operations for the three and six months ended June 30, 2026, and June 30, 2025.

This MD&A has been prepared as of August 5, 2026. This MD&A is intended to supplement and complement the Condensed Consolidated Interim Financial Statements prepared in accordance with IFRS. Readers are encouraged to review the Consolidated Financial Statements in conjunction with their review of this MD&A. Certain notes to the Consolidated Financial Statements are specifically referred to in this MD&A. All dollar amounts in the MD&A are in US Dollars, unless otherwise specified.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information” including "future oriented financial information" under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking information, including, but not limited to, any information as to the Company’s strategy, objectives, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan”, “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words or negative versions thereof, or statements that certain events or conditions “may”, “will”, “should”, “would” or “could” occur. In particular, forward looking information included in this MD&A includes, without limitation, statements with respect to:

•the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company’s projects discussed herein being met;
•the Company’s plans to continue building on its base of significant gold production, development-stage properties, exploration properties and land positions in Mali, Côte d’Ivoire and Ethiopia through optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties
•the Company’s expectations relating to the performance of its mineral properties, including improved operating performance expected to continue in 2026 and beyond;
•Kurmuk start up and first gold expected in August;
•progress and expectations with respect to the Company's expansion plans at Sadiola;
•the estimation of Mineral Reserves and Mineral Resources;
•the conversion of Mineral Resources to Mineral Reserves;
•opportunities to further increase the Mineral Resources in Mali, Côte d'Ivoire and Ethiopia to meet long term resource goals;
•continued implementation of its optimization plans to capture incremental production gains and reduce operating costs across its portfolio, thereby increasing margins and cash flows;
•continuing exploration efforts to extend mine life, and enhance operational flexibility across its operations;
•the timing and amount of estimated future production in 2026 and beyond;
•the Company’s exploration plans for its mineral properties;
•the estimation of the life of mine of the Company’s projects;
•the timing and amount of estimated future capital and operating costs;
•the costs and timing of exploration and development activities;the proposed private placement with Zijin Gold, including the
•timing and expectations in connection with completion; and
•the Company’s expectation regarding the timing of mining studies.

Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and is inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include the Company’s dependence on products produced from its key mining assets; fluctuating price of gold; risks relating to the exploration, development and operation of mineral properties, including but not limited to adverse environmental and climatic conditions, unusual and unexpected geologic conditions and equipment failures; risks relating to operating in emerging markets, particularly Africa, including risk of government expropriation or nationalization of mining operations; health, safety and environmental risks and hazards to which the Company’s operations are subject; the Company’s ability to maintain or increase present level of gold production; nature and climatic condition risks; counterparty, credit, liquidity and interest rate risks and access to financing; cost and availability of commodities; increases in costs of production, such as fuel, steel, power, labour and other consumables; risks associated with infectious diseases; uncertainty in the estimation of Mineral Reserves and Mineral Resources; the Company’s ability to replace and expand Mineral Resources and Mineral Reserves, as applicable, at its mines; factors that may affect the Company’s future production estimates, including but not
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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2026
limited to the quality of ore, production costs, infrastructure and availability of workforce and equipment; risks relating to partial ownerships and/or joint ventures at the Company’s operations; reliance on the Company’s existing infrastructure and supply chains at the Company’s operating mines; risks relating to the acquisition, holding and renewal of title to mining rights and permits, and changes to the mining legislative and regulatory regimes in the Company’s operating jurisdictions; limitations on insurance coverage; risks relating to illegal and artisanal mining; the Company’s compliance with anti-corruption laws; risks relating to the development, construction and start-up of new mines, including but not limited to the availability and performance of contractors and suppliers, the receipt of required governmental approvals and permits, and cost overruns; risks relating to acquisitions and divestures; title disputes or claims; risks relating to the termination of mining rights; risks relating to security and human rights; risks associated with processing and metallurgical recoveries; risks related to enforcing legal rights in foreign jurisdictions; competition in the precious metals mining industry; risks related to the Company’s ability to service its debt obligations; fluctuating currency exchange rates (including the US Dollar, Euro, West African CFA Franc and Ethiopian Birr exchange rates); the values of assets and liabilities based on projected future conditions and potential impairment charges; risks related to shareholder activism; timing and possible outcome of pending and outstanding litigation and labour disputes; risks related to the Company’s investments and use of derivatives; taxation risks; scrutiny from non-governmental organizations; labour and employment relations; risks related to third-party contractor arrangements; repatriation of funds from foreign subsidiaries; community relations; risks related to relying on local advisors and consultants in foreign jurisdictions; the impact of global financial, economic and political conditions, global liquidity, interest rates, inflation and other factors on the Company’s results of operations and market price of common shares; risks associated with completing the private placement with Zijin Gold on the timeline expected or at all; risks associated with financial projections; force majeure events; the Company’s plans with respect to dividend payment; transactions that may result in dilution to common shares; future sales of common shares by existing shareholders; the Company’s dependence on key management personnel and executives; possible conflicts of interest of directors and officers of the Company; the reliability of the Company’s disclosure and internal controls; compliance with international ESG disclosure standards and best practices; vulnerability of information systems including cyber-attacks; the expected performance of the Energy program not being realized; as well as those risk factors discussed or referred to herein and in the Company's most recent Annual Information Form, annual report on Form 40-F and and other public disclosure available under the Company's profile at www.sedarplus.ca and www.sec.gov.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

NOTES ON MINERAL RESERVES AND MINERAL RESOURCES

Mineral Resources are stated effective as at December 31, 2025 and March 31, 2026 are estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves (“CIM Standards”) and National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). Where Mineral Resources are stated alongside Mineral Reserves, those Mineral Resources are inclusive of, and not in addition to, the stated Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Mineral Reserves are stated effective as at December 31, 2025 and March 31, 2026 and estimated in accordance with CIM Standards and NI 43-101. The Mineral Reserves:

•are inclusive of the Mineral Resources which were converted in line with the material classifications based on the level of confidence within the Mineral Resource estimate;
•reflect that portion of the Mineral Resources which can be economically extracted by open pit methods;
•consider the modifying factors and other parameters, including but not limited to the mining, metallurgical, social, environmental, statutory and financial aspects of the project;
•include an allowance for mining dilution and ore loss.

Mineral Reserve and Mineral Resource estimates are shown on a 100% basis. Designated government entities and national minority shareholders hold the following interests in each of the mines: 20% of Sadiola, 35% of Korali-Sud, 10.1% of Bonikro and 15% of Agbaou. Only a portion of the government interests are carried. The Government of Ethiopia is entitled to a 7% equity participation in Kurmuk
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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2026
once the mine enters into commercial production and certain governmental commitments such as public road upgrades and installation of a power line are complete.

The Mineral Resource and Mineral Reserve estimates for each of the Company’s mineral properties have been approved by the qualified persons within the meaning of NI 43-101 as set forth below:

Mineral Property	Qualified Person of Mineral Reserves	Qualified Person of Mineral Resources
Sadiola Mine	Esteban Chacon, Ing. Chilean Mining Commission	Alejandro Garrone, MAusIMM (CP)
Korali-Sud Mine	Esteban Chacon, Ing. Chilean Mining Commission	Alejandro Garrone, MAusIMM (CP)
Kurmuk Project	Esteban Chacon, Ing. Chilean Mining Commission	Chelsey Protulipac, P.Geo
Bonikro Mine	Esteban Chacon, Ing. Chilean Mining Commission	Chelsey Protulipac, P.Geo
Oumé Deposit	Esteban Chacon, Ing. Chilean Mining Commission	Chelsey Protulipac, P.Geo
Agbaou Mine	Esteban Chacon, Ing. Chilean Mining Commission	Chelsey Protulipac, P.Geo

Except as otherwise disclosed, all scientific and technical information contained in this MD&A has been reviewed and approved by Sébastien Bernier, P.Geo (Senior Vice President, Technical Services). Mr. Bernier is an employee of Allied and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”)

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management’s Report on Internal Controls Over Financial Reporting (“ICFR”)

Management is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”), as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, (the "Exchange Act") and National Instrument 52-109 Certification of Disclosure in Issuers’ Interim Filings (“NI 52-109”). ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of consolidated financial statements for external purposes in accordance with IFRS. Any system of ICFR, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Beginning with the Company’s second annual report following its listing on the NYSE, for 2026 financial results, the Company will be required to provide a management report on ICFR and the Company's independent registered public accounting firm will be required to attest to the effectiveness of ICFR once the Company is subject to the auditor attestation requirements under Section 404(b) of the Sarbanes‑Oxley Act.

Under the supervision and with the participation of management, including the Chairman & Chief Executive Officer and Chief Financial Officer, the Company has designed ICFR based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013) and conducted an evaluation of the design and operating effectiveness of the Company's ICFR as of December 31, 2025 and June 30, 2026.

In connection with the preparation and audit of the consolidated financial statements as of and for the year ended December 31, 2025, the Company identified deficiencies in its ICFR which were deemed to aggregate to a material weakness. A “material weakness” is a deficiency, or a combination of deficiencies, in ICFR such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses relate primarily to deficiencies in the Company’s information technology general controls ("ITGCs") predominantly related to legacy systems and deficiencies in the Company’s process-level IT application controls, including weaknesses in access management, segregation of duties, and control execution, which collectively create a reasonable possibility that the Company’s ICFR would not prevent or detect a material misstatement on a timely basis.

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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2026
The Company has concluded that the material weaknesses resulted from limitations in its processes, systems, and resourcing, resulting in a pervasive potential impact to the consolidated financial statements. The control environment, systems architecture, documentation standards, and available resources require further redesign to meet the necessary formalized internal control, governance, and documentation requirements.

As remediation efforts are ongoing, the Company's Chairman & Chief Executive Officer and Chief Financial Officer concluded that, as of June 30, 2026 the Company has not yet remediated its material weaknesses. Consequently, it has been concluded that the Company did not maintain effective internal control over financial reporting.

Changes in ICFR

During the three months ended June 30, 2026, management continued remediation activities related to the previously identified material weaknesses. Other than in respect of the material weakness and related remediation, during the quarter ended June 30, 2026, no change occurred in the Company’s ICFR that has materially affected, or is reasonably likely to materially affect, the Company's ICFR.

Management’s Remediation Plan

The Company has developed and initiated a comprehensive remediation plan designed to strengthen the Company’s internal control environment and support sustainable public-company compliance, including:
•Completing enhancements and redesign of ITGCs for certain legacy systems;
•Continuing to perform ICFR and IT risk assessments and implementing additional control activities responsive to identified risks (including enhancements to IT general controls);
•Implementing automated controls and system-based validations, where feasible, to reduce reliance on manual processes and strengthen control consistency;
•Improving documentation and retention practices to ensure audit-ready support including clear supporting data sources, and evidence of timely review and approval in accordance with internal control and governance requirements;
•Completing the formalization of policies and procedures across finance and IT functions to align with public company governance standards and NYSE listing requirements;
•Continuing to engage a third-party advisor to support the SOX readiness efforts and to assist with control design, documentation, and testing in preparation for compliance with Section 404.

While management is making improvements to the Company’s control environment and business processes to support and scale with its growing operations, the remediation process is ongoing and the material weaknesses have not yet been fully remediated. The Company may not be able to fully remediate the material weaknesses until these steps have been completed and the internal controls have been operating effectively for a sufficient period of time.

This evaluation process, including testing the effectiveness of the remediation efforts, is expected to be substantially concluded prior to December 31, 2026, but may extend into 2027 as full remediation requires controls to operate effectively for a sufficient period of time.

Disclosure Controls and Procedures (“DCP”)

DCP have been designed to provide reasonable assurance that all relevant information required to be disclosed by the Company is gathered and communicated to senior management to allow timely decisions regarding required disclosure. Our Chairman & Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company's DCPs as of June 30, 2026, have concluded that, by implication of the aforementioned material weaknesses, the Company's DCPs were not effective in providing reasonable assurance that information required to be disclosed by the Company is (a) recorded, processed, summarized and reported within the time periods specified in the securities legislation, and (b) accumulated and communicated to management, including our Chairman & Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Control and Procedure Limitations

The Company’s management, including the Chairman & Chief Executive Officer and Chief Financial Officer, recognize that any ICFR and DCP, no matter how well designed or operated, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are achieved.
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ALLIED GOLD
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2026
ENDNOTES

(1)This is a non-GAAP financial performance measure. A cautionary note regarding non-GAAP financial performance measures, along with detailed reconciliations and descriptions, can be found in Section 11: Non-GAAP Financial Performance Measures.

(2)Adjustments to net earnings are those attributable to the Shareholders of the Company.

(3)Net working capital is defined as the excess of current assets over current liabilities. Current liabilities for the purpose of the net working capital calculation exclude the borrowings associated with the Convertible Debenture, which is classified as current as per IAS 1. Holders can convert at any time, but a conversion would not result in a cash outlay for the Company as it would be settled in shares.

(4)Historically, Cost of sales was presented inclusive of DDA. Cost of sales is the sum of mine production costs, royalties, and refining cost, while DDA refers to the sum of DDA of mining interests. Starting in the prior year, these figures appear on the face of the Consolidated Financial Statements. The metric “Total cost of sales per ounce sold” is defined as Cost of sales inclusive of DDA, divided by ounces sold.

(5)Each stock option is exercisable into one common share of the Company, upon vesting. Restricted share units once fully vested are redeemable into one common share of the Company.

(6)Working Capital movement refers to the sum of
a.(Increase) / decrease in trade and other receivables
b.(Increase) / decrease in inventories
c.Increase / (decrease) in trade and other payables

(7)The Government of Ethiopia is entitled to a 7% equity participation in Kurmuk once the mine enters commercial production and certain governmental commitments such as public road upgrades and installation of a power line are complete.

(8)Included in gold ounces sold for the three months ended March 31, 2025 are 8,155 ounces from Korali-Sud not included in revenue, as they were distributed to the Government of Mali as an advance dividend-in-kind at prevailing market prices.

(9)Cost of Sales per Gold Ounces Sold is determined based on ounces considered revenue not including those advanced as a dividend-in-kind, while Cash Costs(1) and AISC(1) are determined based on total sales of gold ounces, including the ounces advanced as a dividend-in-kind, along with the costs of production associated with those ounces.
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